U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment No. 2

☑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

❒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended __________

❒

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from __________ to __________

❒

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report __________

Commission File Number:  000-52311

PLAY LA INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of the Registrant’s Name into English)

TORTOLA, BRITISH VIRGIN ISLANDS

(Jurisdiction of incorporation or organization)

c/o Mossack Fronseca & Co

Akara Building

PO Box 3136

24 De Castro Street

Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of May 15th 2008

12,020,000 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

❒ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

❒ Yes  ❒ No

Note:

Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

❒ Yes  ❒ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ❒

Accelerated filer ❒

Non-accelerated filer ☑

Indicate by check mark which financial statement item the Registrant has elected to follow.

☑ Item 17 ❒ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

❒ Yes  ❒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

❒ Yes  ❒ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to “Tortola” are references to Tortola, British Virgin Islands.  All references to the “Government” are references to the government of Tortola, British Virgin Islands.  Unless otherwise noted all references to “common shares”, “shares” or “common stock” are references to the common shares of the Registrant.  All references to “the Company”, “the Registrant” or “Play LA” are references to “Play LA Inc.”.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission.  References to “$” are to the currency of the United States of America.

Forward Looking Statements

This Form 20-F includes "forward-looking statements".  A shareholder or prospective shareholder should bear this in mind when assessing the Registrant’s business.  All statements included in this registration statement, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Registrant’s financial position, are forward-looking statements.  Although the Registrant believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

TABLE OF CONTENTS

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

Item 3.

KEY INFORMATION

6

Item 4.

INFORMATION ON THE REGISTRANT

11

Competition Overview

19

Gaming in the European Union – An Overview

21

UK Market Overview

22

Western Europe Market Overview

24

Latin American Market Overview

27

Latin American Gaming Regulation

27

Item 4A.

UNRESOLVED STAFF COMMENTS

29

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

29

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

32

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

36

Item 8.

FINANCIAL INFORMATION

37

Item 9.

THE OFFER AND LISTING

38

Item 10.

ADDITIONAL INFORMATION

39

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

45

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

46

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

46

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

46

Item 15.

CONTROLS AND PROCEDURES

46

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

46

Item 16B.

CODE OF ETHICS

46

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

46

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR

AUDIT COMMITTEES

47

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS

47

Item 17.

FINANCIAL STATEMENTS

47

Index to Financial Statements

47

Item 18.

FINANCIAL STATEMENTS

49

Item 19.

EXHIBITS

49

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

The names, business addresses and functions of the Registrant’s directors and senior management are as follows:

DAVID HALLONQUIST

1355 Main Street

North Vancouver, B.C.  V7J 1C4

Mr. Hallonquist was appointed President and Chief Executive Officer on December 13, 2005 and a director of the Registrant on December 21, 2005.

STEVE W. LATHAM*

4731 Foxglove Crescent

Richmond, BC, Canada  V7C 2K4

Mr. Latham has been a director of the Registrant since December 21, 2005.

ROGER R. MATTHEWS*

Obelisk International Trust Co. (Guernsey) Ltd.

Nerine House, St George's Place

St. Peter Port, Guernsey

GY1 6LT Channel Islands

Mr. Matthews has been a director of the Registrant since December 21, 2005.

H. BRIAN COLE*

Suite 14, James Fort Building

Hincks Street, Bridgetown, Barbados

Mr. Cole has been a director of the Registrant since December 21, 2005.  Mr. Cole has also been the Chief Financial Officer of the Registrant since January 5, 2007.

JAMIE LIDSTONE

15 Francis Street

Narenburm, Sydney, NSW

AU 2065

Mr. Lidstone has been a director of the Registrant since December 21, 2005.

*

Denotes member of the audit committee

The directors’ terms of office expire at the Registrant’s annual general meeting each year.

B.

Advisers

The following are the names and addresses of the Registrant’s principal bankers and legal advisers with which the Registrant has a continuing relationship:

The Registrant’s principal banker is:  FirstCaribbean International Bank (Offshore) Ltd., Rendezvous, ChristChurch, Barbados, West Indies

The Registrant’s legal adviser is William L. Macdonald, Barrister and Solicitor, Macdonald Tuskey, Corporate and Securities Lawyers, Suite 1210, 777 Hornby Street Vancouver BC, V6Z 1S4

C.

Auditors

The auditors for the Registrant are Peterson Sullivan, PLLC, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Registrant changed its name to Play LA Inc. on October 20, 2005.  The Registrant has selected a December 31 year end.  The financial periods reported in this registration statement are the periods from inception on September 27, 2005 to December 31, 2005 (audited), January 1, 2006 to December 31, 2006 (audited) and January 1, 2007 to December 31, 2007 (audited).

The selected financial data which is provided under this item is for the periods from inception on September 27, 2005 to December 31, 2005 (audited), January 1, 2006 to December 31, 2006 (audited) and January 1, 2007 to December 31, 2007 (audited).  This information should be read in conjunction with the Registrant’s financial statements and notes thereto.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant.  The Registrant has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Registrant for the period from inception on September 27, 2005 to December 31, 2005, January 1, 2006 to December 31, 2006 and January 1, 2007 to December 31, 2007 have been audited by Peterson Sullivan PLLC, independent registered public accountants.  They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Inception on September 27, 2005 To December 31, 2005 (Audited) (U.S.$)	Period from January 1, 2006 to December 31, 2006 (Audited) (U.S.$)	Period from January 1, 2007 to December 31, 2007 (Audited) (U.S.$)
Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$108,000	$100,063	$778,861
Net working capital	$74,759	$89,147	$397,487
Share capital	$103,000	$162,650	$1,186,150
Shareholders’ Equity	$74,759	$89,147	$731,101
Loss (from operations)	$28,241	$45,262	$381,546
Loss per share (basic and diluted)	$0.04	$0.00	$0.03
Weighted average number of common shares (basic and diluted)		9,549,575	11,438,384

B.

Capitalization and Indebtedness

Capitalization

The authorized capital of the Registrant is 50,000,000 common shares without par value.

As of May 15, 2008, the Registrant had 12,020,000 common shares outstanding with a capitalization of $1,186,150.  On January 5, 2007, the Registrant repurchased 1,000,000 of its common shares which had been initially issued at $0.01 per share and a director surrendered 400,000 founders shares initially issued at $0.01 per share.  Also on January 5, 2007, the Registrant accepted new subscriptions for 260,000 common shares at $0.10 per share and 1,000,000 common shares at $0.01 per share pursuant to private placements.  On April 12, 2007, the Registrant closed a $1,000,000 private placement of 2,000,000 common shares at $0.50 per share.  On April 18, 2007, the Registrant returned 250,000 shares to treasury.  As at May 15, 2008, the Registrant had 12,020,000 common shares issued and outstanding with a total capitalization of $1,186,150.

No share purchase options or warrants have been issued for cash or non-cash consideration.  No options or warrants have been issued to employees or non-employees as compensation for goods or services.

There are no preferred shares issued and outstanding or authorized.

The Registrant has no guaranteed or unguaranteed, secured or unsecured indebtedness.  The Registrant has no indirect or contingent indebtedness as at May 15, 2008.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable

D.

Risk Factors

The following risks relate specifically to the Registrant’s business and should be considered carefully.  The Registrant is in its development stage.  The occurrence of any one or more of the events outlined under this section could have severe consequences on the Registrant's business, financial condition and results of operations and could result in the cessation of operations or bankruptcy.

The Company has no material assets or intellectual property rights and accordingly there is no underlying value available to shareholders in the event of a bankruptcy or winding up.

Our Company has no significant assets, intellectual property rights or financial resources.  In the event of a bankruptcy or winding up of our Company, there is no underlying value which could be realized by a third party sale and no funds will be available to shareholders to offset the cost of their investment in the Company’s shares.

The Company’s independent auditors report expresses substantial doubt about our Company’s ability to continue as a going concern which highlights the likelihood that our business will fail and shareholders will lose their entire investment.

The report of our independent auditors on our consolidated financial statements for the year ended December 31, 2007 contained an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern.  This highlights the vulnerability for failure of start up companies such as ours and stresses the likelihood that shareholders in our Company will lose their entire investment.

Our Company must raise additional capital through private placements to maintain operations and expand our business, there is no assurance that additional capital will be available and in the absence of such capital, our business will fail and shareholders will lose their entire investment.

Our Company requires additional capital to maintain its current operations and to implement its business plan.  The Company will seek investment through private placements however, the Company’s ability to attract such investment is completely uncertain and in the absence of additional financing, the Company will fail and shareholders will lose their entire investment.

Our Company has no operating history as an internet advertising company.  This lack of experience may result in poor business decisions, failure of our business and a loss of investors’ entire investment.

Our Company is starting up operations in an emerging and rapidly evolving market.   With no experience to draw on in internet advertising, management of the Company may make poor decisions or misjudge demand for the Company’s proposed services.  This lack of experience jeopardizes our Company’s chances for success and creates a substantial risk of our shareholders losing their entire investment.

We rely on a small number of key personnel, their departure may cause our Company to fail and result in the loss of your investment.

Our Company is highly dependent on the services of Mr. Hallonquist and Mr. Cole.  Mr. Hallonquist in particular is the driving force behind implementation of our plan of operation.  The loss of Mr. Hallonquist or Mr. Cole’s services for whatever reason would result in the Company ceasing operations and the loss of shareholders’ investment.

Competition in internet advertising is intense.  Our Company will be challenged to achieve market penetration and our failure to do so will cause us to cease operations resulting in a loss of your investment.

The market for Internet advertising technologies and services is intensely competitive.  The Company expects this competition to continue to increase because there are no significant barriers to entry into the market.  Our ability to survive in this competitive environment is uncertain.  If we do not compete effectively, our business will fail resulting in the loss of your investment.

Internet gaming is government controlled in our targeted European markets.  If these markets are not opened to private sector igaming, there will be very limited potential for advertising revenue for our Company, our business plan may fail and  you will lose your investment.

The primary markets we have targeted in the European Union maintain government control over internet gaming.  Our business model assumes that over time, the private sector will be allowed to compete with government controlled igaming businesses which will create potential revenues for our Company.  If private sector igaming is not allowed to compete, we will not secure the anticipated advertising revenue, our business plan may fail and you could lose your entire investment.

Risks related to Internet advertising acquisition strategy

Our internet advertising acquisition strategy is unproven, our failure to acquire other established internet advertising businesses will cause our company to fail and you will lose your entire investment.

Our business plan assumes continued growth of internet advertising, if this growth is not achieved, our business will fail and you will lose your entire investment.

Management anticipates substantially all of the Company’s revenue will be derived from Internet advertising.  However, the market from Internet advertising may decrease in the future for a number of reasons, including the following:

▪

the rate at which Internet users take action in response to an ad may decrease;

▪

the popularity of the Internet as an advertising medium could decrease;

▪

Internet users may install existing or to-be-developed software programs that allow them to prevent ads from appearing on their screens;

▪

advertisers may prefer an alternative Internet advertising format, product or service which the Company might not offer; and

▪

the Company may be unable to make the transition to new Internet advertising formats preferred by advertisers.

A downturn in Internet advertising for any of these reasons will result in the failure of the Company’s business and a loss of your investment.

Our business is vulnerable to changes in government regulation and industry standards applicable to the Internet and Internet advertising which could negatively impact the value of your investment.

Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent.  These regulations could affect the costs of communicating on the Internet and could decrease demand for the Company’s technologies and services or increase the Company’s costs.

If new, restrictive legislation is adopted, it could hinder growth in the use of the Internet generally, and decrease the acceptance of the Internet as a communications, commercial and advertising medium.  Our business would suffer as a result and your investment would lose value or be lost entirely.

Our business is vulnerable to new technologies which block the ability to serve advertisements, these technologies would negatively impact our business causing a decline or loss of your investment.

Technologies have been developed and distributed that are designed to block the appearance of pop-up and pop-under ads on website pages viewed by Internet users.  These ad-blocking technologies may become more effective and their use may become more widespread, and they may block the display of other current or future formats that the Company may use to deploy the Company’s ads.  Ad-blocking technology could reduce demand for the Company’s technologies and services and cause a failure of the Company’s business resulting in a loss of investors’ capital.

Our business depends heavily on data collection and use from advertising campaigns, restrictions on our ability to collect and use this data will negatively impact our business and result in a decline or loss of your investment.

The Company may use technologies to collect information such as a user's IP address, ads delivered by the Company that have been previously viewed by the user and responses by the user to those ads. In order to determine the effectiveness of an advertising campaign by any one of the Company’s advertisers and to determine how to modify the campaign, the Company needs to access and analyze this information.  Interruptions, failures or defects in the Company’s data collection systems, as well as privacy concerns regarding the collection of user data, could limit our Company’s ability to analyze data from advertisers' advertising campaigns.  This would negatively impact the Company’s business and result in a decline or loss of your investment.

Changes or Increases in the Taxation of Internet Gaming may adversely affect the Company’s revenue and decrease the value of your investment.

The gaming industry is typically subject to significant taxation and fee assessment in addition to corporate income taxes generally assessed on business operations.  These additional taxes and fees are subject to increase at any time, and may be materially increased either prospectively or retroactively.  If, for example, the current Igaming corporate tax rate of 2.5% in the UK were to increase to 15%, which is a level currently being discussed, it could discourage existing gaming operators from targeting that country, or spending at the same levels of advertising as they are currently.  A reduction or retraction of advertising budgets targeting a country that the Company intends to focus its advertising activities to, would reduce the number and size of potential clients and advertising budgets each operator intends to spend.  Therefore, a material increase in internet gaming taxes could adversely affect the Company’s revenue and your investment.

Gambling debts are unenforceable which can affect Igaming revenues, advertising and our Company’s profitability resulting in a decrease in the value of your investment.

The laws of most countries stipulate that gambling debts are unenforceable.  If our Company’s clients sustain high operating losses due to uncollectible gambling debts, it would adversely impact their advertising budgets and result in a loss of revenue for our Company.  This would adversely affect our share price and the value of your investment.

The Introduction of Anti-Igaming Legislation in EU Countries could severely curtail the market for the Company’s services resulting in a decrease in the value of your investment.

A substantial portion of the Company’s planned business is anticipated to come from EU Countries.  Many EU Countries are considering legislation for gaming ownership and the provision of gaming services.  While some large countries like France and Germany are currently engaged in talks with the European Commission to liberalise their igaming markets, other countries such as the Netherlands are steadfastly opposed to opening up their government run monopolies to private operators. It is possible that some EU countries could prohibit Internet gaming.  Although there is a movement underway, headed by the European Commission, to open up government run monopolies to competition from the private sector, there is no certainty that all countries will move towards liberalization.In this event, the demand for Igaming advertising would decrease substantially, negatively impacting our business and causing the value of your investment to decrease.

Our shares are considered Penny Stock and are subject to the Penny Stock rules, which may adversely affect your ability to sell your shares

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  We anticipate that our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

We have not declared dividends and may never declare dividends, which may affect the value of your shares

We have never declared or paid any dividends on our common stock and do not expect to pay any dividends in the foreseeable future.  This may prove unattractive to certain purchasers of our shares making it difficult for you to sell your stock.

Item 4.

INFORMATION ON THE REGISTRANT

A.

History and Development of the Registrant

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Registrant changed its name to Play LA Inc. on October 20, 2005.  The Registrant was incorporated under the British Virgin Islands International Business Companies Ordinance of 1984.  The telephone number and address of the Registrant’s registered office and agent for service in Tortola, B.V.I. is c/o Mossack Fronseca & Co. Akara Building, PO Box 3136, 24 Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Telephone (284) 494-8790 and facsimile:  (284) 494-8791.

Since its incorporation, the Registrant has not undergone any material reclassification, merger or consolidation, and has no subsidiaries.  The Registrant has not completed any acquisitions or dispositions of material assets as well it has not undergone a material change in the types of products or services it renders.  The Registrant has not been the subject of any bankruptcy, receivership or similar proceedings.

The Registrant is the in the process of starting up operations.  It has not made any principal capital expenditures or divestitures.  The Registrant has not received nor made any public takeover offers.

B.

Business Overview

Company Overview

Play LA Inc. (the “Registrant”) is a Tortola, British Virgin Island holding company which was formed in 2005.  The principal business of the Registrant is to identify and acquire businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators.  Specifically, the Registrant’s roll-up strategy will focus primarily on United Kingdom (“UK”), Western European and Latin American based online gaming content websites to create a comprehensive, customized, and responsive advertising network to service the advertising and promotional needs of online gaming operations.  The Registrant will not acquire sites that target players in the United States or Canada nor will the Registrant target its services towards customers (i.e., gaming operators) from those two countries.

Established online gaming operators maintain large advertising budgets.  The online gaming market is competitive and the Registrant believes there is a niche for a larger, multi-national and multi-lingual advertising company which can deliver results to a targeted demographic group.  The Registrant, through its subsidiaries, intends to capture this market opportunity by focusing on the following high level strategies:

➢

Providing relevant, appealing, localized and up-to-date content on the online gaming industry to gaming enthusiasts in each of the Registrant’s target markets.  Such content will draw interest to the Registrant’s sites and in turn drive traffic and incremental revenues to advertisers.

➢

The Registrant’s sales activities will aggressively target all online and land based gaming operators, from start-up operations to established businesses with over $50 million in annual advertising budgets, with the aim to establish the Registrant’s position as an internet-based, value-added advertising solutions provider.

➢

Continuing to invest in advertising technology and technology platforms which are robust and scalable.

➢

Partnering with online affiliate marketing networks to maximize delivery of real money players to gaming operators.

➢

Implementing a sophisticated customer relationship management (“CRM”) application to track the most popular gaming content, player preferences, demographic information and other valuable information that will allow the Registrant to provide completely tailored advertising programs for its customers.

➢

Centralizing key administrative processes, such as data collection, accounting, site maintenance, etc. to capture the economies of scale derived from the Registrant’s acquisition strategy.

Corporate Mission

The Registrant’s mission is to be the premier network advertising and promotional solution company for the online gaming sector.  To do so, Company management is committed to: (1) establish a portfolio of advertising and digital content delivery assets focused on serving the growing online gaming and entertainment markets; (2) design and offer tailored advertising programs customized for the unique requirements of gaming and entertainment companies in the UK, Western Europe and Latin America; and (3) centralize administrative, development and content creation efforts by outsourcing services to specialized third parties.

As with the development of any business, our Company’s longer term and medium term objectives are subject to the successful completion of our short term objectives.  Failure to execute our short term objectives will require us to revise our medium and long term objectives or to revise our business plan.  Our short term, medium term and longer term objectives are goals, they are not bench marks which have been achieved.  All of our objectives are susceptible to the risk factors which are summarized on pages 7 to 11 of this registration statement.

Short-Term Objectives

The Registrant’s key objective in the short-term is to make its first acquisitions and achieve the nucleus of critical mass.  This involves selecting potential acquisitions that have broad appeal, relevant content and proven revenue streams, that can then be replicated and translated into foreign languages.  This will allow the Company to quickly build a network from a small core of quality websites.  In particular, the Registrant is targeting the following critical strategic and tactical objectives over the next 12 months:

1.

Identify first acquisition targets. The first stage in the Registrant’s business plan is to begin researching and identifying acquisition targets.  The acquisition targets will ideally be providers of content related to the online gaming market with an established pattern of steady traffic from internet savvy gaming enthusiasts.  The Registrant will also specifically look for companies with existing advertising revenues and/or unique content.

2.

Secure necessary funding.  The Registrant will seek funding for working capital and to assemble a management team.  The Registrant will issue additional shares as necessary to complete acquisitions ensuring that the amount of cash funding is kept to a minimum.  The Registrant will consider a number of private and public sources of equity both in North America and internationally.

3.

Assemble a management team.  If necessary funding is acquired, the Registrant will assemble a dedicated management team to implement its business plan.  The Registrant’s management team will have expertise from various functions and disciplines, including finance, marketing, IT and operations.

4.

Establish sales team.  The Registrant will begin establishing its sales team.  The team will be responsible for identifying and securing advertising and sponsorship commitments from small to medium sized gaming operators initially.

Medium-Term Objectives

In the medium-term, the Registrant’s key objectives are to continue to identify and acquire suitable targets, secure necessary funding to execute the acquisitions, and integrate acquired subsidiaries to form a cohesive advertising network.  The Registrant will also commence work on the replication and translation of its initial acquisitions into Western European languages other than English.  The Registrant is targeting the following critical strategic and tactical objectives in 12 to 24 months:

1.

Continue with acquisition plans and continue to seek additional funding.  The Registrant will continue to seek acquisitions targets that add value to its strategy.  The Registrant will require additional financing from various sources to adequately fund any subsidiaries which it may acquire.

2.

Begin targeting larger acquisitions.  Management anticipates that as the Registrant makes a number of acquisitions to reach critical mass, the Registrant will target increasingly larger acquisition targets to accelerate its growth.

3.

Standardize branding and services across all operations.  In order to increase the collective value of the Registrant’s acquired operations, the Registrant will standardize its branding across all operations.  This initiative will include standardizing the quality and types of content delivered to readers, the manner in which content and advertising is displayed to the visitors, all aspects of customer service, and ensuring all sites are capturing necessary visitor information.

4.

Centralize key administrative processes.  Processes such as data collection, accounting, site maintenance, etc. will be centralized to capture the economies of scale derived from the Registrant’s acquisition strategy.

5.

Establish an investor relations department.  The Registrant plans to increase the amount of information available to investors via its corporate website in order to ensure investors receive timely and relevant corporate information.

Longer-Term Objectives

1.

Strengthen operational team for long-term growth.  With additional acquisitions, it is likely that an operational team with in depth knowledge and expertise in the local markets will be required in each major region of Western Europe and Latin America to deal with specific local issues.

2.

Increase market share.  The Registrant will focus on increasing revenues and profitability.  The key to revenue and net income growth is working with acquired companies in the early stages to assist them in growing their own traffic in order to increase their value to the Registrant’s advertising network.  The Registrant will seek to become positioned as a market leader in the advertising segment targeted at the online gaming industry.

3.

Identify and evaluate other advertising networks as potential acquisition targets.  In an industry where size and scale of the network is a distinct competitive advantage, the Registrant may acquire existing advertising networks that also cater to the online gaming industry.

4.

Enhance the interactivity of the Registrant’s service offering.  To complement the Registrant’s existing services, management intends to introduce leading edge interactive, multi-media advertising solutions such as streaming video and audio and viral advertising strategies.  Such services may be offered through a joint venture or strategic partners with other advertising firms with a solid reputation in such areas.

5.

Social responsibility.  The Registrant understands that gambling can be an addictive pursuit, and as such supports the work of government and social programs dealing with gambling addiction and may refer readers of the Registrant’s contents to such organizations for help.

Value Proposition

The Registrant’s planned service offering provides three essential values to online gaming operators:

1.

Reduced administration.  Instead of dealing with many small, low-traffic sites, customers can deal with one provider to place ads in multiple sites while receiving one consolidated report on the effectiveness of the campaign.

2.

Customized to their needs.  With a myriad of content covering all facets of online gaming, advertisers can execute campaigns targeted specifically at a demographic group to increase their effectiveness.

3.

Increased return on advertising dollars.  Ultimately, the Registrant’s services allow advertisers to realize a higher return on their advertising dollars that will drive revenue growth while enhancing their profitability.

Captivating Content

In order for the Registrant’s advertising network to become successful, management is focused on building a system of content-driven websites to deliver traffic and sales to its advertisers.  The types of sites that will form part of the Registrant’s advertising network include:

1.

Educational and news related sites where beginner and advanced players alike can gain in-depth knowledge about online gaming and stay up-to-date on the latest news.

2.

Comparison shopping sites and directories which list, compare, and review the number of online gaming operators available.

3.

Bonus and rebate sites that focus on sales promotions available through various online gaming operators.

4.

Community sites including blogs by famous poker pros or celebrities and discussion forums where players from all walks of life can share (and brag about) their experiences.

Proposed Revenue Models

The Registrant will adopt a number of revenue models that have been proven in the online interactive advertising industry.  The specific revenue model used will depend on the acquired entities and the needs of the advertisers.

1.

Pay-per-Click - Advertisers pay based on how many users clicked on an online ad.

2.

Pay-per-Impression - Advertisers pay based on how many users were served their ads.

3.

Pay-per-Lead - Advertisers pay for each "sales lead" generated.  For example, an advertiser might pay for every visitor that clicked on an ad and successfully completed a form.

4.

Pay-per-Real-Money-Player - Advertisers pay based on how many real money players were generated as a direct result of the ad.

5.

Flat rate - Advertisers pay a monthly/annual fee for a set number of positions or ad placements.

The Registrant may also design specialized packages to suit the needs and preferences of each customer.  For example, a combination of pay-per-impression and pay-per-real-money-player may be used to ensure that the advertisers receive a wide distribution of their ads while protecting their advertising budget by ensuring that a large portion of the fees is contingent upon the success of the campaign, as measured by the number of real money player sign-ups.

Outsourcing of Technical Services

The Company is party to an agreement dated February 1, 2007, as extended by an agreement dated February 18, 2008, with On A Roll Media Inc. (“On A Roll”) under which On A Roll provides the Company with the following technical services:

-

Web site maintenance – HTML, Java, etc.

-

Software development

-

Sales, Marketing and Business Development activities

-

Search Engine Optimization

-

Financial modeling for all properties

-

Translation and local content provision

-

Creation and maintenance of forums, blogs, newsletters and communities

-

Hosting and traffic management

-

Scientific research and development of properties

-

International expansion, new market development

In consideration for the provision of these technical services, the Company pays On A Roll all of its out of pocket expenses, an hourly rate of US$80 and a 10% commission on all paid advertising sold by the Company.  The initial On A Roll technical services agreement terminated on January 31, 2008, but has been renewed by a renewal agreement dated February 18, 2008.  Pursuant to the terms of the renewal agreement, On A Roll will also receive a monthly fee of $1,500 in addition to the hourly and commission fees under the original agreement.  The renewal agreement expires on February 17, 2010, unless terminated earlier by mutual agreement of the parties.

Completed Acquisitions and Acquisition Criteria

Completed Acquisitions

On May 1, 2007, the Company completed the acquisition of two internet information portal sites,  MACROBUTTON HtmlResAnchor www.bettingchoice.co.uk, and www.guidetopoker.com.  The portal sites operate in the English language, and attract English speaking sports and poker enthusiasts primarily throughout the UK and Western Europe. The acquired assets include all programming and source code of the websites, a custom built Client Management System, both URL’s, all archived news, content and articles spanning the past 3 years, a small subscriber database of approximately 10,000 emails, and all client advertising accounts

Established in 2004, these sites have a following among British and European sports bettors and poker players.  In the three years since inception, the sites have become popular sources of information for their followers, who number approximately 100,000 per month.  Timely news stories and features are updated on these sites daily.  Valuable information about upcoming events such as major sporting events or million-dollar purse poker tournaments keep readers up to date on opportunities of interest to them.  Items like betting odds, favorites, player profiles, injuries, professional tips, handicaps, and other items, much like one might find on the daily sports pages, are continuously updated on the sites, utilizing the services of professional European freelance journalists.

Bettingchoice and Guidetopoker also serve another purpose to the new recreational bettor and poker player- reviewing and assessing the quality and ease of use of major online gaming sites.  Combined, the sites have reviews of nearly one hundred gaming sites, giving the novice player a greater level of comfort when he or she places a first bet or plays in a first poker tournament.  Further guidance is provided the novice player in areas such as poker rules, or a quick lesson on placing a sports bet.  Upcoming events are highlighted well in advance, for those who wish to take part in online tournaments, or who need reminders of the next important football match.  Readers can receive free bets or a cash gift that can be used to play with, by using the sites’ free bonus sections.

Revenues are derived from bookmakers and online poker companies who pay bettingchoice and guidetopoker to direct their readers to their online entertainment sites.  More than forty online sportsbook and poker room operators, some of them the biggest names in the industry, are loyal advertisers on the two sites.  Since 2004, the sites have enjoyed annual revenue growth of over 45%, to approximately $264,000 in 2006 for the two sites combined.

The Company initially agreed to purchase Bettingchoice and Guidetopoker for approximately $515,256 (£250,000), with 70% paid upon closing and the balance being paid in three equal installments over a period of nine months from closing.    The holdback was intended to protect the purchaser in the event of diminuation in the value of any assets valued at $4,875.00 or more. If this occurred, the purchase price of the assets can be re-calculated and the difference refunded to the purchaser from the holdback. As part of the agreement, the Company agreed to pay the vendor, Glen Etive Capital Limited, a UK company, an additional $20,000.00 for the programming and development of 8 new replicated websites.  The Vendor also agreed to provide the purchaser with ongoing training and support for the operation of the business, system training, introduction to clients, implementation and launch of the 8 new websites, familiarization with current marketing techniques and general transition assistance for the 9 months following closing.  The Company was to pay the vendor 30% of all net income earned by the 8 new foreign language versions of the sites, for the same nine month period from closing. Since the foreign language websites are new, 100% of the advertising revenues that they generate will constitute gross revenues for the purposes of calculating the Vendor’s 30% share of net revenues.  The Company subsequently determined that eleven (11) of the advertisers were not likely to continue generating the same level of revenues as they had previously generated in 2006, and the Company negotiated a reduction in the original purchase price with the vendor in the amount of $123,661 (£60,000).  Consequently, the net purchase price of the two (2) websites amounted to $392,280 (£190,000) which included the $20,000 (£10,000) for the development of the eight (8) new websites.  Direct costs of operating and marketing these new sites will be deducted from gross revenues to calculate net income.  These costs shall include hosting, programming, content, translations, search marketing and a portion of the company’s general and administrative expenses.  The 30% net income earn-out to the vendor was treated as part of the overall $392,280 (£190,000) purchase price of the acquisition. There were insufficient revenues generated by the eight new websites within the prescribed 9 month post acquisition period to pay any earn-out fees to the vendor, and as such, no payments for the 30% earn out to the vendor were made, and none are owing by the Company.

The Company plans to combine the amount of the initial purchase price with the net income earn out in its capital cost calculation and amortization of the assets.  Each of the 2 acquired websites have been replicated and translated into German, Italian, Spanish and Swedish, giving the Company 8 new foreign language websites.  The 8 new foreign language websites went live during early September 2007.  The sites are built on Internet technologies and programming languages, and are supported by a team of thirty outsourced technology experts in India, who have been retained to continue managing technical operations into the future at competitive prices.  Revenues are earned in British Pounds and Euros, while most costs are incurred in United States and Canadian dollars.  To the extent that the currencies with which we incur costs falls or rises as against the currencies with which we generate revenue, our expenses as a percentage of revenues will be impacted upon accordingly.

The Company entered into a purchase agreement to acquire another website from the same UK Vendor that it acquired it's first two websites from, on January 11, 2008. The purchase price was 10,000 pounds sterling, which the Company paid in cash. That website (URL: www.snapsearch.com) was a price comparison search site, which operated from 2005 to 2007. Snapsearch displayed eBay search results side by side with other internet search results on a split screen, allowing a user to easily compare different sets of product selling prices. It included individual country searches, and updates on the latest eBay results. The site ceased operating in early 2007. The URL is currently offline. The Company is assessing how to incorporate the search features of Snapsearch into it's other websites.

The URL's of the 8 foreign language websites are:

www.opciondeapuestas.com

www.guiaparaaprenderpoquer.com

www.puntasulgioco.com

www.guida-al-poker.com

www.daswettangebot.com

www.einleitungzumpoker.com

www.vadslagningsuiden.com

www.guidetillpoker.com

Management of the sites is being outsourced to Internet professionals who specialize in diverse areas.  From internet marketing and search engine optimization professionals, to design, media sales and customer relationship executives, from financial professionals to project managers and technical programmers, these web sites are now enjoying best practice reviews in all functional areas.  The Company has translated and launched the two sites in four additional European languages, each with local, relevant, unique content.  This project effectively creates the 8 sites already listed above, along with the original purchase of 2 websites, thus giving us 10 in total.

Acquisition Criteria

In identifying and assessing potential acquisition targets, the Registrant will apply a thorough and vigorous due diligence process to discover the strengths and weaknesses of each entity.  Our due diligence procedures include verifying URL ownership and registration status, auditing the website programming and source code to ensure best development practices, analyzing web traffic reports to validate geographical and numerical site statistics, validating client accounts and advertising revenues by random reference calling and ad server testing, testing Search Engine page ranking for keywords against competitive websites, and confirming sources of content.  To locate potential acquisitions, the Company has contacted industry representatives familiar with these businesses, as well as advertised through a number of webmaster associations.  The industry representatives that we contacted were business development managers and affiliate advertising managers who are employed by gaming software and igaming operators.  These people interact on a daily basis with igaming webmasters and network publishers, who work for or own the type of websites that the company may be interested in acquiring.  The company believes that these people, when made aware of our interest to acquire such websites, would be a reliable conduit for introducing prospective sellers.  The webmaster associations have forums and newsletters that allow paid advertisements.  Although there is no formal brokerage or centralized service for connecting sellers and buyers of these types of websites, or determining the potential number of acquisition candidates.  There are numerous webmaster associations.  Two of the most prominent associations are the Gambling Portal Webmasters Association ( www.gpwa.net ) and Commission Junction ( www.cj.com ).

In particular, the Registrant will be evaluating the following aspects of the target’s business:

➢

Level of traffic.  The Registrant is interested in acquiring content providers that already have a well-established following of loyal visitors who visit the website regularly.  Ideally, the visitors would be gaming enthusiasts that match the targeted demographic groups specified by the advertisers.  The Registrant uses various tools to track repeat visitors to the website, such as IP address identification software, or website analytic tools, such as Webalizer, Webstats, Google Analytics.  The Registrant looks for a website where approximately 40% of the traffic is repeat visitors and 60% of the traffic is first time visitors.

➢

Quality of content.  Having high quality content is the most critical element in ensuring a high level of repeat traffic.  Ideally, the Registrant would like to acquire content providers who have demonstrated the ability to issue relevant, intriguing and up-to-date content to minimize the costs associated with creating content.  Websites that simply reproduce news, articles and content found on many other websites do not achieve the index ranking by the search spiders.  Unique content that is not found on other sites delivers much higher search indexing and rankings, and draws users to the website on a regular basis.  Websites with paid or contract writers who provide regular, exclusive, tailored articles will be the ideal target acquisition of the Registrant.

➢

Existing advertising revenues.  Websites that already have an established stream of advertising revenue are attractive to the Registrant for two reasons.  First, it confirms the quality of the acquisition target’s content and website and increases the probability that other advertisers will find the notion of advertising on this site attractive.  Second, the Registrant’s sales team can tap into the relationship already established between the acquisition target and its advertisers to up-sell them to a more comprehensive package.  The primary indicator that a website has established streams of revenue will be the number of long term advertising contracts it comes with, and the length of each contract.  Many advertising contracts are for a one month period.  Multiple month contracts will be evidence of committed advertisers.

➢

Flexibility in the target’s cost structures.  Another key to the Registrant’s roll-up strategy is the ability to capitalize on operational synergies.  In many instances, it would require a certain amount of flexibility in the target’s cost structure.  For instance, month-to-month agreements with third-party service providers as opposed to long-term agreements would be preferred as they provide the Registrant with more options to reduce costs and capture economies of scale.  Some examples are: Buying web servers to host one or two websites may not be cost-effective, so higher cost leasing services are more common.  The Registrant can save money by buying servers when costs are spread over many websites.  Outsourcing web development, design, IT, and programming services are usually more expensive when evaluated by the hourly rates, but ideal when you require the service for one time or limited time projects.  Multiple sites create sufficient demand for full time resources and reduced overall costs.

➢

Solid financial standing.  It is expected that the acquisition target will be in solid financial standing with little or no debt, and that there are no liens or other claims against its assets.  Ideally, the acquisition target will help fund the Registrant’s growth.

➢

Other value added to the Registrant and its family of sites.  Other aspects of the acquisition target will be assessed according to the value they add to the Registrant and its advertising network.  Examples of value-adding attributes include a database of registered users that could be cross-marketed to other websites in the

Registrants network or directly for advertisers’ promotions, an exceptional management-team, the ability to secure financing and marketing expertise in the Western European or the Latin American region.

As of the date of this registration statement, management of the Company is not actively pursuing additional  acquisition targets, nor are there any new acquisition candidates identified at this time. . Instead, the company is focusing its resources on building the profile and traffic for the newly launched 8 foreign language websites.  The Company will resume a growth strategy through acquisition at such time as the existing network is fully optimized with steady content and traffic, which will likely be during the second half of 2008.  Our Company has not engaged in any discussions with any companies or individuals regarding a potential business combination outside the business of Internet gaming advertising.  No company which is affiliated with our Company’s officers or directors is currently being considered as an acquisition target by our Company.

Integrated Business Units

The ability to realize return from operational synergy will also be critical to the success of the Registrant’s roll-up strategy.  The Registrant’s management team, advertising industry contacts and operational structure will have capabilities in providing ancillary services to the acquisition targets.  These capabilities include:

➢

Marketing support.  Perhaps the most important ancillary service, and the main source of the Registrant’s value to its subsidiaries, is in the area of marketing.  With years of experience in marketing issues in the gaming industry, the Registrant’s management team will work with each acquisition target on how to increase traffic to its site(s) and generate higher campaign spending from advertisers.

➢

Reporting.  A centralized reporting server will monitor the effectiveness of the campaigns purchased by advertisers.  This will also serve as a performance monitoring tool for content providers within the advertising network.

➢

Website and application hosting.  Many of the Registrant’s operations will be bundled and hosted at a central location, thereby minimizing costs associated with hosting and support.  The hosting locations will feature ample bandwidth, sophisticated online security systems, load balancing capabilities and extensive disaster recovery mechanisms.  The Registrant will most likely identify “co-location” partners who have already established such a facility to store its servers.

➢

Data Collection.  The Registrant will implement a sophisticated CRM application to track the most popular gaming content, player preferences, demographic information and other valuable information that will allow the Registrant to provide completely tailored advertising programs for its customers.  The CRM system will collect data from within the advertising network.

➢

Software development & enhancement.  The Registrant will centralize software development and enhancement work relating to interactive advertising technologies such as in-context pop-ups and rich media capabilities.

Competition Overview

The estimated size of the European Union online gaming sector represented between 2 Billion and 3 Billion Euros in gross gaming revenues from EU consumer expenditures in 2004.  The global online gaming sector is forecast to grow from about 7.5 Billion Euros in 2004 to 20.8 Billion Euros in 2010.  (Extracted from www.cca-i.com and Deutsche Bank “Online Gaming: Real or Surreal returns” - 19 July 2005).  Although accurate statistics on the amount of money spent on advertising by gaming operators is extremely difficult to attain, a generally accepted industry metric is that between 5 – 15% of gross gaming revenues is spent on advertising.  In the online gaming sector, in excess of 75% of annual advertising budgets are spent on internet advertising.

The Company competes for advertisers on the basis of a number of factors, including price, return on advertising expenditures, quality of product, volume and quality of website traffic, geographic location of website traffic, type of available advertising space and customer service.

The Company’s Competitive Strategies include:

-

Unique Information – the Company plans to set itself apart from other igaming web publishers by hiring writers to create articles, reviews and reports on sports and poker events that will be exclusive to the Company’s websites.  The Company believes that most of its competitors rely on syndicated news feeds and articles for their content, which means the information on their websites is also available across many other sites, and ultimately less desirable for advertisers to associate with.  The Company also notes that search engines like Google recognize when website content is not unique, and the result is lower rankings for sites using common or syndicated content.

-

Customized text links in content – The Company plans to have its writers incorporate references to advertisers’ websites and promotions within the body of the story or article, which can produce better results for advertisers over regular HTML banners.  The Company notes that advertisers are more receptive to subtle or advertorial types of advertising, and may pay a higher cost for this advertising space.

-

The Company plans to have its writers incorporate key search terms into the articles and reports so that they will be indexed and ranked as high as possible by search engines.  If titles, headings and body text of articles contain matching key search terms, the major search engines will index and rank them higher, producing better website traffic and results for advertisers.

-

The Company plans to incorporate primary and secondary sponsorship spots within the high traffic areas of the websites to maximize advertiser exposure and justify premium advertising rates collected by the Company

-

The Company plans to replicate and translate its English language websites into various other languages that are in demand by advertisers, allowing the Company to offer clients a broader range of advertising options, and garner a larger share of advertisers’ budgets.  The Company believes that advertisers will gravitate to a single media source that reduces time and effort to place a wide range of effective media buys.  The Company estimates that very few competitors offer multi-language media buys that utilize customized content.

The Company’s primary current and potential competitors include:

▪

Internet advertising networks such as Advertising.com (acquired by AOL), ValueClick, Tribal Fusion and Burst Media;

▪

Internet advertising technology providers, including search engine optimization companies; and

▪

other performance-based Internet marketers, including affiliate networks.  365 Media Group and Media Corp PLC are the largest competitors which service the UK and Western European markets.

The Company also competes with large Internet companies and traditional media for a share of advertisers' overall marketing budgets, including:

▪

website publishers with their own sales forces that sell their advertising space directly to advertisers;

▪

major Internet portals and search engine companies with advertising networks such as Google and Yahoo!; and

▪

direct marketing, television, radio, cable and print companies.

Competition for ads among websites, search engines, Internet service providers, or ISPs, as well as competition with traditional media companies, could result in significant price pressure, declining margins, reductions in advertising revenue and loss of the Company’s market share.  As the Company is a newcomer in this field, it has no previous history, brand awareness, or distinct advantage over the existing, established marketers, and therefore may not be able to effectively compete against them.  In addition, as the Company continues to expand the scope of its services, it may compete with a greater number of websites, advertisers and traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas.  Large websites with brand recognition, such as Yahoo!, AOL, Google and MSN, have direct sales personnel and substantial proprietary advertising space that provides a significant competitive advantage compared to the Company’s network of websites and has significant impact on pricing for Internet advertising.  Many of the Company’s current and potential competitors also enjoy other competitive advantages over it, such as longer operating histories, larger advertiser bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical and marketing resources.

Effects of U.S. Regulation on Online Gaming Markets

On October 13, 2006, U.S. President George W Bush signed the Unlawful Internet Gambling Enforcement Act that seeks to effectively ban most online gambling and criminalizes funds transfers in the U.S.  Many online gaming operators have ceased operations in the U.S., but most of them have indicated that they would refocus their efforts on other markets, and particularly the European market.

Many online operators have already acted. For instance, Sportingbet plc, a UK-based online-gambling firm that derived about 56% of its business from the United States, sold its U.S. operations to an Antiguan company and announced that it is focusing on Europe and the rest of the world.  PartyGaming plc, the world's largest online poker company, lost 75% of its revenue by shutting its U.S. sites.

However, online gaming firms could ramp up their efforts in Europe to counter the imminent loss of U.S. revenues.  On an analyst conference call on October 20, 2006, PartyGaming CEO Mitch Garber stated that PartyGaming will shift its focus now to Europe as “the European Union is run in a way that favors our business.”

According to Brand Republic1, the United Kingdom, Italy and Belgium are opting to regulate Internet gambling, rather than outlaw it, as players increasingly turn to the Web.  The European Union is pushing countries to scrap measures which protect domestic companies when those nations open their markets to Internet gaming.  Italy plans on letting companies offer online lotteries, bingo and betting on sports or games of skill in the next year.  The U.K. will begin licensing private Internet gaming sites in September, 2007.  Belgium is working to change its legislation as well, and private companies are already allowed to offer sports betting in Austria.

With a friendlier regulatory environment, Alex Burmaster, European internet analyst at Nielsen/NetRatings, told Brand Republic that he expected online gaming operators to shift their marketing focus and target Western European markets “with great gusto.”  Since they suffer from high levels of churn, as players find it easy to leave a virtual casino and join another, gambling websites have invested heavily in marketing to recruit players.  Globally, Brand Republic estimated that Sportingbet's nine-month marketing budget is $113 million, while in 2005 PartyGaming spent $100 million.  In the first half of 2006, 888.com spent $71 million on customer acquisition.

1 http://www.brandrepublic.com/bulletins/br/article/598032/barred-us-set-blossom-uk

Gaming in the European Union – An Overview

Overall, demand for gaming services in the European Union has been increasing.  A recent independent report highlighted some of the key reasons for increased gaming demand.2

•

Increases in discretionary income of the population and a growing portion of the discretionary income being allocated to leisure and entertainment activities.

•

Governments at the local and national level have shown a willingness to authorize gaming due to increased social acceptance of gaming, to reduce illegal and unregulated gaming activities and as a means of increasing tax bases and economic activity in the region.

•

A shift in society’s attitude towards gaming and the associated mainstream acceptance.

•

Increased penetration of computers, broadband Internet, and wireless communications making gaming opportunities available to a wider audience.

The five largest markets (UK, France, Germany, Spain and Italy) account for about 75% of the EU’s gaming expenditures. 3

UK Market Overview

Given the more advanced online gaming market in the UK, the Company will focus first on acquiring content sites targeted at this market.

UK Gaming Regulation

The regulatory body governing gaming in the UK is the UK Gambling Commission www.gamblingcommission.gov.uk.  Internet or remote betting is legal in the UK under the Betting, Gaming and Lotteries Act of 1968. It is also legal to advertise those betting services whether on the Internet or in a newspaper etc.  Under the Betting and Gaming Duties Act of 1981, only advertising UK Bookmakers was allowed until 2005.  The 1981 Act will be repealed by the 2005 Act, becoming effective August 2007, which will allow foreign bookmakers and Igaming operators to advertise in the UK.  The 2005 Act will allow advertising of gaming and betting companies within the UK as long as they are based in a European Economic Area or Gibraltar.  The EEA consists of the 27 countries in the European Union ("EU") together with Norway, Liechtenstein and Iceland.  This positive regulatory environment makes the UK the Registrant’s primary focus for pursuing its business strategy.

Our Company’s operations will not fall under the regulatory auspices of many of the EU countries.  The Company plans to pursue a strategy of replicating and translating the sites it acquires into other foreign languages.  The Company believes that people of German, Italian, Spanish and Swedish origins would be interested in the same type of information that attracts UK visitors.  Many of the European sports that the Company publishes information about, as well as the growing popularity of poker games, are highly searched for topics through internet search engines, such as Google, Yahoo, MSN, etc.  The Company will host these foreign language websites in a country and location where bandwidth, technology and network access provide people anywhere in the world direct and reliable access to these information websites.  The Company will not host these websites in Spain, Germany, Italy or Sweden.  The Company will not be proactively engaged in outbound marketing to these specific countries.  We will rely on the relevance of our published material which will be indexed and ranked by international search engines and sought out by interested people conducting

2 Data from EU Study Provided – did not have the name

3 The Case for State Lotteries – A Report for the European Lotteries and Toto Association – London Economics September 2006

online searches in their native language, from anywhere in the world.  Depending on the success of our initial foreign language sites, the Company will determine what other languages and cultures may be interested in the information that we publish.

Demographics

The population of the United Kingdom in the 2001 census was 58,789,194.  This has risen to 59,834,300 according to July 2004 estimates. This has since risen to 60,209,500 according to mid-2005 estimates by the Office of National Statistics4.  The table below outlines the mid-2005 population estimates of each part of the United Kingdom:

	Population (mid-2005)	% (mid-2005)
England	50,431,700	83.8
Scotland	5,094,800	8.5
Wales	2,958,600	4.9
Northern Ireland	1,724,400	2.9
United Kingdom	60,209,500	100

Economy

According to the Office for National Statistics, the UK’s GDP grew by 0.7 per cent in the third quarter of 2006, the same growth as in the previous three quarters.  The level of GDP is now 2.7 per cent higher than the third quarter of 2005, which is positive given higher economic activities may mean increased advertising budgets for the Company’s services.

A recent report from London Economics noted that a 1% increase in GDP brought about a 1.1% increase in gaming activities.5

Internet Penetration

Measured as a percentage of the total population, there is widespread internet usage in the UK.  In fact, as shown by the table below, the number of internet users in the UK has been steadily rising.  This is encouraging as a large base of internet users represents a solid audience base for the Company’s advertising services.

Year	Internet Users	% of Population
2000	15,400,000	26.2%
2005	35,807,929	59.8%
2006	37,800,000	62.9%

Source: Internet World Stats6

Gaming Operators

4 http://www.statistics.gov.uk/CCI/nugget.asp?ID=6, August 14, 2006.

5 The Case for State Lotteries – A Report for the European Lotteries and Toto Association – London Economics September 2006

6 http://www.internetworldstats.com/stats4.htmm, Mar 31, 2007

According to a July 2006 Report by Screen Digest7, strong growth in UK consumer spending on online gambling from 2000 was initially generated by predominantly 'hard core' gamblers.  However, future growth will be driven by more leisure oriented consumers.  Since 2006, this trend has been demonstrated by the emergence and growth of simpler gambling formats targeting the mass market, in particular gaming and lotto.  For the first time, gambling products are competing with other forms of mass entertainment for consumer attention and spending.

According to Online Casino Conditions8, an online gaming industry portal, UK online operators have used effective advertising to get their message and product to a broader audience, which is in turn, increasing the number of players.  In fact, according to an October 29, 2006 Daily Mail Article9, British players now account for nearly one third of the 3.5 million online gamblers in Europe.  The same article also noted that the British public gambled more than £50 billion per year, representing a seven-fold increase in only five years.

Screen Digest forecasts that UK consumer spending on online gambling will increase from £660 million in 2005 to £1.6 billion in 2010.  At the same time the number of active UK clients will grow from 1.1m in 2005 to 2.1m in 2010.

According to Nielsen/NetRatings10, the largest online gaming and lottery sites include:

Site	Number of Unique Audience	%
The National Lottery	1,322,000	35.0%
William Hill	239,000	6.3%
Partypoker.com	233,000	6.2%
Ladbrokes	213,000	5.6%
Pacific Poker	151,000	4.0%
Cyberslotz	139,000	3.7%
The Gaming Club	131,000	3.5%
LoopyLotto	119,000	3.2%
Golden Palace Online Casino	117,000	3.1%
Vernons	102,000	2.7%

Source: Nielsen/NetRatings

Company management believes online bingo is a substantial area of growth in the UK market.  According to Mintel International Group and the Gala Coral Group11, bingo is the most popular group leisure activity in the UK and the second most popular individual leisure activity.  There are 1.94 million admissions per week (277,000 admissions per day) or around 90 million admissions per year to bingo clubs in Great Britain.  In Great Britain, the bingo industry is estimated to be worth nearly £2 billion. (source: parlaygroup.com12).

Western Europe Market Overview

European Union Gaming Regulation

The European Union is currently made up of 27 member countries.  At the highest level, all EU member countries answer to the European Commission, which is controlled by the European Court of Justice.

7 http://www.screendigest.com/reports/06onlinegam/readmore/view.html, July 2006.

8 http://www.onlinecasinoconditions.com/betting-news/june05/adsystem.html, June 2005.

9 http://www.dailymail.co.uk/pages/live/articles/news/news.html?in_article_id=413323&in_page_id=1770, October 29, 2006.

10 http://www.nielsen-netratings.com/pr/pr_050414_uk.pdf, April 14, 2005.

11 http://www.galagroup.co.uk/AboutGala_341.htm, Dec 2005

12 http://www.parlaygroup.com/pdf/media/2006/feb/IGN.pdf, April 2006.

Within each country, there are multiple and sometimes complicated regulatory bodies that cooperatively legislate gaming law.  As an example, Denmark’s gaming market is supervised by four ministries: Ministry of Taxation, Ministry of Justice, Ministry of Finance and Ministry of Consumer Affaires.  The Danish Gaming Authority supervises the gaming market.

Most EU countries distinguish their gaming laws by sectors: sports betting, horse track wagering, bingo, lotteries, casino and games of chance, and games of skill.  In most countries there exists some form of internet gaming or wagering. In the majority of cases, the gaming is operated and controlled by the government, and competing private enterprises are not allowed.  There is a movement underway, headed by the European Commission, to open up government monopolies to competition from the private sector.  The countries that our Company is interested in are Germany, France, Italy, Spain and Sweden.  Currently, all internet gaming in Germany and France is government controlled.  There are ongoing discussions through the European Commission directed at permitting private sector involvement.  Currently, Italy and Spain have government run igaming operations, and both countries are accepting license applications from the private sector.  In Sweden, internet gaming is government controlled.  The Company believes that over time, the private sector will be allowed to operate licensed igaming businesses in many of these countries, thereby providing competition and greater advertising opportunities and potential revenues for the Company.  For this reason, the Company plans to be an early entrant into the market, to establish a presence and position itself for private sector involvement.  In the short term, due to the limitation on private sector igaming, there is very limited potential for advertising revenue.  If the EU markets targeted by our Company do not open to the private sector in the next two to three years, our Company may not be able to achieve enough revenue to continue operating in the EU market.

Our Company’s operations will not fall under the regulatory auspices of many of the EU countries.  Many EU countries do not yet have laws pertaining to advertising on the internet, or to advertising internet gaming online. These laws will follow after regulations defining internet gaming have been established.  A number of EU countries have been ordered by the European Commission to open up cross border internet wagering, eliminating monopolies and creating new business opportunities for the private sector.  Those EU countries with legislation regarding advertising of internet gaming are very vague, and pertain mostly to print, TV and radio.  Advertising on websites that do not engage in outbound marketing to residents of specific countries is subject only to the laws of the country that the website operates in.  The Company plans to pursue a strategy of replicating and translating the sites it acquires into other foreign languages.  The Company believes that people of German, Italian, Spanish and Swedish origins would be interested in the same type of information that attracts UK visitors.  Many of the European sports that the Company publishes information about, as well as the growing popularity of poker games, are highly searched for topics through internet search engines, such as Google, Yahoo, MSN, etc.  The Company will host these foreign language websites in a country and location where bandwidth, technology and network access provide people anywhere in the world direct and reliable access to these information websites.  The Company will not host these websites in Spain, Germany, Italy or Sweden.  The Company will not be proactively engaged in outbound marketing to these specific countries.  We will rely on the relevance of our published material which will be indexed and ranked by international search engines and sought out by interested people conducting online searches in their native language, from anywhere in the world.  Depending on the success of our initial foreign language sites, the Company will determine what other languages and cultures may be interested in the information that we publish.

Demographics and Economy

Western Europe is also a geographic sub region of Europe.  As defined by the United Nations, Western Europe comprises Austria, Belgium, France, Germany, Liechtenstein, Luxembourg, Monaco, Netherlands and Switzerland .  According to the UN, Western Europe is home to approximately 186 million people, with a very modest 1.5% population growth projected for over the next five years.  Sixty-one per cent of the population is between the age of 16 and 60.

One of the more intriguing elements of Western Europe is the distinct language and cultural differences within the different regions of Western Europe.  Therefore, to be able to fully capture the Western European market, an advertiser must effectively adapt its message to the local culture of each of these distinct regions.

According to the World Bank, Western Europe’s GDP reached $6.55 trillion in 2005, with France and Germany accounting for over 75% of total output in this region.  The 2005 GDP level is 2.43% growth from 2004, and the Western European economy is expected to continue its modest growth over the next two years, which is positive as it signifies a general increase in the potential audience base for the Company’s advertising services.

Company management also intends to target Italy, Spain, Portugal, and Scandinavian Countries such as Denmark, Norway, Sweden and Finland.

Internet Penetration

Similar to the statistics for the United Kingdom, Western European countries also show significant growth in internet penetration amongst the population:

	Population	Internet Users,	Penetration	User Growth
	(2006 Est. )	Latest Data	(% Population)	(2000-2006)
Belgium	10,481,831	5,100,000	48.70%	155.00%
Denmark	5,425,373	3,762,500	69.40%	92.90%
Finland	5,260,970	3,286,000	62.50%	70.50%
France	61,004,840	29,521,451	48.40%	247.30%
Germany	82,515,988	50,616,207	61.30%	110.90%
Ireland	4,065,631	2,060,000	50.70%	162.80%
Italy	59,115,261	28,870,000	48.80%	118.70%
Netherlands	16,386,216	10,806,328	65.90%	177.10%
Portugal	10,501,051	7,782,760	74.10%	211.30%
Spain	44,351,186	19,204,771	43.30%	256.40%
Sweden	9,076,757	6,800,000	74.90%	68.00%

Rising broadband penetration and an interest in using the Internet for personal connections have been driving growth in Internet usage across Western Europe, according to a survey by the European Interactive Advertising Association (“EIAA”) and Synovate.

High levels of broadband penetration mean more time spent online:  The average Western European internet user now spends 11 hours and 20 minutes a week online, vs. 10 hours and 15 minutes per week in 2005, an increase of 10.6%, according to the EIAA.  This is significant as consumers spend more time on the internet, advertisers will increase their online advertising efforts.

Gaming Statistics

Since not all countries within Western Europe publish statistics, the statistics for online gaming in the European Union (“EU”) is a good proxy for the size and scope of the online gaming market in Western Europe.  According to a Study on Gambling conducted by the Swiss Institute of Comparative Law for the European Commission1, the size of the commercial gaming industries in the European Union, consisting of the combined sectors of lottery, casinos, slot machines, sports betting services, and bingo generated gross gaming yields of $61.8 billion in 2003.

13 http://ec.europa.eu/internal_market/services/gambling_en.htm

It is also interesting to note that while the size of the gross gambling yields in the EU is comparable to those of the US in 2003, the composition of the respective gross gambling yields differ dramatically.  As illustrated by the chart below, the majority of the EU’s gross gaming yield is derived from lotteries, whereas the majority of the US’s gross gaming yield is derived from casinos.  Accordingly, the Company will need to adapt the types of applicable content of its advertising network to match the preferences of players in Western Europe.

According to the same report, the size of the EU remote and internet gaming sector (that sector which offers gambling services via the internet, through mobile phone services, and through interactive television wagering) represented between $2.5 billion and $3.6 billion in gross gaming yields from EU consumer expenditures in 2004.

Latin American Market Overview14

Latin American Gaming Regulation

The Latin American countries where internet gaming is becoming popular are Mexico, Brazil, and Argentina.  Brazil’s gaming industry is regulated by the Caixa Economica Federal, operators of the Brazilian Federal Lotteries.  They authorize the operation and taxation of gaming in Brazil.  There are a number of state run and privately operated internet bingo, lottery and casino businesses licensed and operating there, the largest being Virtual Case.  They operate Loteria Virtual. The next largest is BingoNetBrazil.  In Mexico, the Federal Gaming and Raffles Law is governed by the Secretariat of Government.  With approval of the 2005 Casino Bill, the Mexican Government has issued more gaming permits in the last two years than for all preceding 60 years of gaming in Mexico.  The largest private igaming operator in Mexico is the Grupo Caliente, which operates sportsbooks and bingo halls.  Grupo Caliente recently launched online sports and bingo gaming.  Mexico’s National Lottery, Loteria Nacional para la Asistencia Publica, is also sold online.  Argentina is the second largest Spanish-speaking gaming market in the world.  The gaming and gambling legislation in Argentina is regulated and controlled by each of its 23 states. Argentina’s first internet gaming license for online casinos was issued to Casino del Norte S.A. in 2000.  Casino del Norte S.A. is one of the largest gaming organizations in South America.  As in the case of Western Europe, the Latin American igaming market is emerging, with government run businesses dominating the markets, and private enterprises entering the markets.  Our Company will have limited opportunity for advertising revenue until the Latin American igaming market matures and private sector involvement increases.

14 Information contained in Section 4.5 is based on the report titled “South America: Opportunities in Gaming”, published in the 3rd Quarter of 2005 by ATE Ltd.

Demographics

The Latin American region is comprised of 33 independent countries located through North America (Mexico), Central America (from Guatemala to Panama), and South America (from Colombia to Argentina).  The region is home to over 525 million and the population is continuing to grow at an average of 1.42%.

Economy

According to the World Bank’s World Development Indicators Database (2005 data), the largest GDPs in Latin America in 2005 could be found in Mexico (US$768 billion) and Brazil (US$794 billion), whilst the highest rates of GDP growth occurred in Argentina (9.24%) and Venezuela (9.33%).

Countries	Population (Millions)	Population Growth (%)	GNI Per Capita (US$)	GDP (US$ in billions)	GDP Annual Growth (%)	Inflation (%)
Argentina	38.7	0.97	4,470	183.3	9.24	8.92
Brazil	186.4	1.35	3,460	794.1	2.30	7.21
Chile	16.3	1.06	5,870	115.3	6.35	4.82
Colombia	45.6	1.51	2,290	122.3	5.13	6.13
Costa Rica	4.3	1.73	4,590	19.4	4.13	10.13
Mexico	103.1	1.01	7,310	768.4	2.96	5.45
Panama	3.2	1.75	4,630	15.5	6.38	2.36
Paraguay	6.2	2.32	1,280	8.2	2.70	11.30
Peru	27.9	1.46	2,610	78.4	6.67	3.45
Uruguay	3.4	0.69	4,360	16.8	6.51	1.74
Venezuela	26.6	1.71	4,810	138.9	9.33	29.08

Source: World Development Indicators Database (2005 data)

Internet Penetration

In terms of internet usage, Latin American nations were early adopters online.  In 2001, Latin American nations were among the most advanced worldwide based on per capital Internet usage.  According to The Internet World Stats15, the region continues to boast the highest internet usage penetration outside the western world, with 13.3% of the population using the internet on a regular basis.  The table below is a summary of the internet penetration of key countries:

Countries	Percentage of Internet Users (%)	Usage Growth (%, 2000 – 2005)
Argentina	20.00	200.0
Brazil	12.30	346.4
Chile	36.10	218.7
Colombia	7.80	308.4
Costa Rica	23.20	300.0
Mexico	16.40	526.6
Panama	9.80	566.7
Paraguay	2.70	650.0
Peru	16.30	82.8
Uruguay	20.90	83.8
Venezuela	12.20	220.2
Latin America	13.30	303.8

15 http://www.internetworldstats.com/stats2.htm

With the popularity of wireless technologies in the region, analysts anticipate the urban areas of Latin America will be among the first to benefit from the introduction of wireless broadband technologies.  Consequently, both mobile and broadband platforms now present opportunities for advertisers looking for new mediums to reach their audience.

Gaming Statistics

Growth in the Latin American gaming industry closely parallels the region’s overall economic fortunes.  According to the GBGC, the gaming industry in the Latin American region had an effective gambling turnover exceeding US$35 billion in 2003 and US$40 billion in 2004.  The countries with the highest effective gambling turnover in 2003 were Costa Rica (US$19.72 billion), Brazil (US$4.44 billion), Argentina (US$2.7 billion) and Mexico (US$1.03 billion). 16

Given the ban on online gaming in North America and the market concentration in Europe, many online operators have taken a unique approach to achieve success in the gaming industry: targeting emerging growth markets in Latin America where the online gaming marketplace is still in its infancy.  CCA estimates that the Latin America online gaming market will increase to $800 million by 2009. ). 17

C.

Organizational Structure

The Registrant is not part of a corporate group.  The Registrant has no subsidiaries and no corporate controlling shareholder.

D.

Property, Plants and Equipment

The Registrant has no material tangible fixed assets at this time.

Item 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our company was formed in September 27, 2005.  Accordingly, we are unable to provide an extended historical review of factors that have affected the Registrant’s financial condition and results of operations.  The following discussion is management’s assessment of factors and trends which are anticipated to have a material affect on our company’s financial condition and results of operations in future periods.

A.

Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the Company’s financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

16 Information contained in Section 4.5 is based on the report titled “South America: Opportunities in Gaming”, published in the 3rd Quarter of 2005 by ATE Ltd.

17 Information contained in Section 4.5 is based on the report titled “South America: Opportunities in Gaming”, published in the 3rd Quarter of 2005 by ATE Ltd.

All statements other than statements of historical facts included in this Report and located elsewhere herein regarding industry prospects and the Registrant's financial position are forward-looking statements.  Although the Registrant believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Registrant's expectations ("Cautionary Statements") are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under "Risk Factors."  All subsequent written and oral forward-looking statements attributed to the Registrant or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Revenue for the fiscal year ended December 31, 2007 was $208,606 compared to revenue of $Nil for the fiscal year ended December 31, 2006.  The increase in revenue for the fiscal year ended December 31, 2007 was attributable to the acquisition of the two websites from Glen Etive capital Limited and the advertising revenue they generated. As at December 31, 2007 advertising revenues from the two websites was our sole source of revenue.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2007 were $602,123, compared to $48,352 for the year ended December 31, 2006.  The increase in operating expenses of $553,771 for the year ended December 31, 2007 was primarily due to an increase in professional fees and general and administrative expenses.

The Company’s editorial fees for the year ended December 31, 2007 were $43,546, compared to $Nil for the year ended December 31, 2006.  The increase in editorial fees of $43,546 for the year ended December 31, 2007 was primarily due to managing the content on the 2 newly acquired websites and the 8 newly developed foreign language websites.

The Company’s professional fees for the year ended December 31, 2007 were $370,148, compared to $40,964 for the year ended December 31, 2006.  The increase in professional fees of $329,184 for the year ended December 31, 2007 was primarily due to the costs associated with the acquisition and management of the two websites and the preparation of this registration statement.

The Company’s general and administrative expenses for the year ended December 31, 2007 were $129,325, compared to $7,388 for the year ended December 31, 2006. The increase in general and administrative expenses of $121,937 for the year ended December 31, 2007 was primarily due to implementation and operational costs associated with the acquisition of the websites.

Net Loss

The Company’s net loss for the year ended December 31, 2007 was $381,546, compared to $45,262 for the year ended December 31, 2006.  The most significant contributors to our net loss for the year ended December 31, 2007 were professional fees and general and administrative expenses, which were $370,148 and $129,325.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

During the year ended December 31, 2006 and December 31, 2005, the Company did not generate any revenue.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2006 were $48,352, compared to $28,241 for the year ended December 31, 2005.  The increase in operating expenses of $20,111 for the year ended December 31, 2006 was primarily due to an increase in professional fees.

The Company’s professional fees for the year ended December 31, 2006 were $40,964, compared to $23,491 for the year ended December 31, 2005.  The increase in professional fees of $17,473 for the year ended December 31, 2006 was primarily due to the Company completing a full fiscal year.

The Company’s general and administrative expenses for the year ended December 31, 2006 were $7,388, compared to $4,750 for the year ended December 31, 2005.

Net Loss

The Company’s net loss for the year ended December 31, 2006 was $45,262, compared to $28,241 for the year ended December 31, 2005.

B.

Liquidity and Capital Resources

As at December 31, 2007, the Company had cash and cash equivalents in the amount of $386,867.

The Company had $397,487 in working capital at December 31, 2007.

The Company raised $1,000,000 through a private placement in the second quarter of 2007.  The Company has allocated approximately $750,000 for acquisitions, and the remaining $250,000 for working capital.  The net purchase price of the two (2) websites the Company acquired amounted to $392,280 (£190,000) plus $20,000 (£10,000) for the development of the eight (8) new websites (See exhibits 4.1 and 4.2 filed herewith).  As a result, the Company has substantial funds available for additional acquisitions if appropriate acquisition candidates are identified.

The Company estimates its operating costs for the next 12 months will include $35,000 for SEO, hosting and technical services, $185,000 for content, web development and IT services, and $190,000 for office, administrative, business development, marketing and promotional services.  The costs for expanding operations, which would be translating, additional web development and replication of the original acquired websites into multiple languages, thereby enlarging the network, would be an additional $75,000.  There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain additional funding will result in delay or indefinite postponement of some or all of the Registrant's products and/or services to the market place.  Any funds raised by the Registrant through the issuance of equity or convertible debt securities will cause the Registrant's current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Registrant's common stockholders.

There is no assurance that the Registrant will earn revenue, operate profitably or provide a return on investment to its security holders.

To date, all funding for the Registrant's business and ongoing operations has come from common share issuances.  In the three month period from September to December 2005, the Registrant raised $103,000 in equity.  In the next nine months of operation (Jan to Sept 2006), the Registrant raised $59,650 in equity.  In January, 2007, the Registrant raised $26,000 in equity.  In April, 2007, the Company raised $1,000,000 in equity.

It is the Registrant’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  The officers and directors of the Registrant have agreed to wait until the Registrant’s operations commence before establishing compensation.  Office equipment and rent is being provided to the Registrant by management at a nominal rate of $200 per month

As of the date of this Form 20-F, the Registrant has 12,020,000 issued and outstanding common shares.

C.

Research and Development, Patents and Licenses, Etc.

The Registrant has not developed a research and development policy.  The Registrant holds no patents or licenses including technology licenses.

D.

Trend Information

The Registrant is not yet generating revenue from sales.  The Registrant is in its development phase and has not yet established production, sales or inventory trends.

E.

Off-Balance Sheet Arrangements

The Registrant has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Registrant currently has no contractual obligations in the nature of long term debt obligations, capital finance lease obligations, operating lease obligations or purchase obligations.

G.

Safe Harbor

Not Applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	50	President, Chief Executive Officer and Director	Nil	N/A
Steve W. Latham	44	Director	Redstone Capital, TSX	Director
Roger R. Matthews	59	Director	Tynda Forest Holdings Ltd Imara Holdings Ltd	Director – listing this year in AIM, London Director
H. Brian Cole	51	Director and C.F.O.	Nil	N/A
Jamie Lidstone	37	Director	Nil	N/A

The following sets out the principal occupations and related experience for the directors and senior officers of the Registrant over the past five years.  None of the Registrant’s officers or directors are related by blood or marriage.  There is no arrangement or understanding among major shareholders, customers or suppliers of the Registrant pursuant to which any officer or director of our company was selected to that position.

DAVID HALLONQUIST – President, Chief Executive Officer and Director

Mr. Hallonquist is the Founder of Play LA.  He is an accomplished management professional with experience in Retail, Distribution, Marketing, and E-Business.  His expertise is in planning and implementing new developments and strategies, particularly in a start-up environment.  David is the founder and President of Spotted Dog Media Inc., a private North Vancouver, BC based company that sells marketing, advertising and consulting services to the gaming industry.

Prior to founding Spotted Dog Media, Mr. Hallonquist held executive positions with two start-up companies focused on e-commerce in the health and gaming sectors.  His roles in business development dealt with the creation, strategy, and implementation of each company’s business models, as well as evaluating and penetrating new market sectors.  His career includes a seven year stint as founder, President and Director of Renaissance Golf Canada Inc., a golf products importer and distributor, which went public in 1996 on Canada’s CDNX Exchange.

Throughout most of the 1980s, Mr. Hallonquist was executive vice-president and general manager of Vancouver-based Video Only, a chain of retail consumer electronics stores operating throughout Western Canada.  In this role he oversaw the entire operating functions of the company, including budgeting, advertising, merchandise buying, inventory management, hiring and training and administration.

Mr. Hallonquist will provide strategic direction to the Registrant.  He will spend 70% of his available time on the operations of the Registrant.

STEVE W. LATHAM - Director

Mr. Latham has a 20 year entrepreneurial career in the field of high technology and the e-Commerce.  His past experience included successfully building Multi-Image Productions, the Fifth Dimension Group of Companies and Gateway Technology Inc.  He also headed up Corel Corporation’s international sales efforts in video conferencing technologies.

Mr. Latham served as a Director of Chartwell Technology Inc., a leading online gaming software developer whose shares are publicly traded on the TSX Exchange under the symbol “CWH”, after Chartwell acquired Gateway Technology Inc.  During his tenure with Chartwell Technology Inc., Mr. Latham assisted Chartwell in raising financing.

ROGER R. MATTHEWS - Director

Mr Matthews is the Founder and Managing Director of the Obelisk International Trust Group, a group of private companies based in the Channel Islands who specialise in corporate, trust and collective investment plans including consulting, management and administration services.

After studying at New College, Oxford and Aston Universities and then training as an accountant, he left England in 1971 and has worked in the offshore banking, finance and trust industry for 34 years.  He has held various executive roles with major international banks including the Bank of Bermuda and the Royal Bank of Canada and also one of Jersey’s leading law firms Michael Voisin and Co. He has worked in Bermuda, Hong Kong, Luxembourg, Guernsey and Jersey.  He serves as a director of several international investment management groups’ offshore structures and offshore mutual funds.  He has for several years worked closely with the Imara Group of Companies based in Botswana and South Africa, and is a Director of Obelisk and Chairman of the Group Audit Committee.

He was Vice-Chairman of the Society of Trust and Estate Practitioners in the Channel Islands for eight years and is the liaison officer between Guernsey and Jersey. He was the inaugural Chairman of the Guernsey Fund Managers Association.

H. BRIAN COLE – Director and Chief Financial Officer

Mr. Cole has 30 years of finance and accounting experience in a variety of industries in Barbados, St. Lucia, Jamaica, St. Vincent Guyana, Suriname, Martinique, Guadeloupe, Grenada and Antigua.  He is a member of the Registrant’s audit committee.  Mr. Cole has seven years experience as an internal auditor for Higgs & Hill Overseas Limited.  For the past 12 years, Mr. Cole has been serving as an independent consultant to various international enterprises.  Mr. Cole is a member of the Rotary Club of Barbados, having served as a Director in 1993 and Treasurer in 2002.

JAMIE LIDSTONE - Director

Mr. Lidstone is the Managing Director of Lotoshow, a Latin American online gaming company.  Mr. Lidstone’s responsibilities include overall business strategy, marketing, business development and operations.  Prior to Lotoshow Mr. Lidstone held senior marketing and business development positions within the online gaming industry. He was Marketing Director for the Casino Rewards Group, responsible for the overall marketing and business development of 8 online casinos and 2 online poker rooms. During his tenure he oversaw significant growth of the group to become one of the worlds leading online gaming companies.

Mr. Lidstone has also consulted to a number of online gaming companies within the industry.  In this capacity, he assisted in developing and executing marketing and business strategies.  Prior to online gaming Mr. Lidstone was the Australian Marketing and Business Development director for online Auction site BidorBuy.

Mr. Lidstone has attended the University of New England and University of Sydney where he is on leave from his Masters in Marketing.

B.

Compensation

There are presently two Executive Officers of the Registrant, President and Chief Executive Officer, Mr. David Hallonquist and Chief Financial Officer, Mr. Brian Cole.  “Executive Officer” means the President, any Vice-

President in charge of a principal business unit such as sales, finance or production and any officer of the Registrant or a subsidiary who performs a policy-making function for the Registrant whether or not that person is also a director of the Registrant or the subsidiary, and the Chairman and any Vice-Chairman of the board of directors of the Registrant if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Cole	2007	$2500 per month (as of May, 2007)	Nil	Nil	Nil	Nil	Nil	Nil

Options and Stock Appreciate Rights (SARs)

The Registrant has not issued any options or SARs.

Compensation of Directors

The Registrant has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Registrant for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Registrant’s directors have received any manner of compensation for services provided in their capacity as directors during the Registrant’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Registrant has no LTIP awards authorized or issued.

C.

Board Practices

The board of directors of the Registrant is currently comprised of David Hallonquist, Steve W. Latham, Roger R. Matthews, H. Brian Cole and Jamie Lidstone.  Each director of the Registrant is elected annually and holds office until the next annual general meeting of shareholders unless that person ceases to be a director before that date.  The board of directors currently has established no committees other than the audit committee.  The members of the Registrant’s audit committee are Mr. Steve Latham, Mr. Roger Matthews and Mr. Brian Cole.  There are no directors’ service contracts with the Registrant or any of its subsidiaries providing for benefits upon termination of employment.

D.

Employees

As of December 31, 2007, the Registrant had two part-time employees, its C.E.O. David Hallonquist and C.F.O. Brian Cole.

E.

Share Ownership

The following table lists as of December 31, 2007, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies.  The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights.  The Registrant has no incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist	2,925,000	24.33%
Steve W. Latham	Nil	Nil
Roger R. Matthews	Nil	Nil
H. Brian Cole	250,000	2.0%
Jamie Lidstone	230,000	1.9%

(1)

The percentage ownership positions are based on 12,020,000 shares outstanding as of May 15, 2008.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant is a privately owned Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of December 31, 2007, the following parties had ownership of 5% or greater of the Registrant’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Registrant.

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist (2)	2,925,000	24.33%
Chelten Ltd. (1)	7,300,000	60.7%

(1)

The shareholder of Chelten Ltd. is The Ringwood Trust.  Obelisk International Trust Company is the Trustee of The Ringwood Trust.  Each person who is a member of the following classes of persons and who is a non-resident of Canada for purposes of the Income Tax Act (Canada) is a Beneficiary of the Ringwood Trust:

(a)

the lineal descendants of every degree of consanguinity of Grace Mary Goddard Hallonquist;

(b)

the legal spouses of the persons described in (a);

(c)

the estates of the persons described in (a) and (b);

(d)

the following charity:  World Wildlife Fund.

(2)

David Hallonquist is a member of the family class of the Ringwood Trust but has no direct or indirect interest as any and all distributions from the Ringwood Trust are totally discretionary.  Also as a resident of Canada for tax purposes David Hallonquist is an excluded beneficiary and not eligible to receive any distributions from the trust.

As of December 31, 2007, the Registrant had 41 shareholders of record holding 12,020,000 shares.  The number of record holders in the US – 5, portion of outstanding securities held in the US – 125,000 shares or approximately 1.2%.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant.  The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B.

Related Party Transactions

During the year ended December 31, 2007, the Company paid rent of $1,800 (2006: $nil) for its office in Barbados to a company with a director in common.

During the year ended December 31, 2007, the Company repaid the short term note of $10,916 due to a company affiliated with a director.

During the year ended December 31, 2007, the Company repurchased and cancelled 700,000 of its common shares at $0.01 per share for $7,000, which had been initially issued at $0.01 per share to two directors of the Company.

During the year ended December 31, 2007, 140,000 common shares were subscribed by a director at $0.10 each for $14,000 and 250,000 common shares were subscribed by a director at $0.01 each.

C.

Interests of Experts and Counsel

Not Applicable.

Item 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Play LA, Inc. for the years ended December 31, 2007 and 2006 reported on by Peterson Sullivan PLLC.

Auditor’s Report of Peterson Sullivan PLLC dated May 5, 2008

Balance Sheets as at December 31, 2007 and 2006

Statements of Operations for the years ended December 31, 2007 and 2006

Statement of Stockholders’ Equity for the years ended December 31, 2007 and 2006

Statements of Cash Flows for the years ended December 31, 2007 and 2006

Notes to the Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2006 and 2005 reported on by Peterson Sullivan PLLC.

Auditor’s Report of Peterson Sullivan PLLC dated February 12, 2007

Balance Sheets as at December 31, 2006 and 2005

Statements of Operations for the years ended December 31, 2006 and 2005 and for the period from September 27, 2005 (Date of Incorporation) to December 31, 2006

Statement of Stockholders’ Equity for the period from September 27, 2005 (Date of Incorporation) to December 31, 2006

Statements of Cash Flows for the years ended December 31, 2006 and 2005 and for the period from September 27, 2005 (Date of Incorporation) to December 31, 2006

Notes to the Financial Statements

Financial Statements of Glen Etive Capital Limited for the year ended December 31, 2006 reported on by French Duncan LLP, Chartered Accountants.

Directors’ Report of Mr. D Mooljee Damani dated April 24, 2008

Auditor’s Report of French Duncan LLP, Chartered Accountants dated April 24, 2008

Statements of Profit and Loss Account for the years ended December 31, 2006 and 2005

Balance Sheets as at December 31, 2006 and 2005

Notes to the Financial Statements

Financial Statements of Glen Etive Capital Limited for the year ended December 31, 2005 reported on by French Duncan LLP, Chartered Accountants.

Directors’ Report of Mr. D Mooljee Damani dated April 24, 2008

Auditor’s Report of French Duncan LLP, Chartered Accountants dated April 24, 2008

Statements of Profit and Loss Account for the years ended December 31, 2005 and 2004

Balance Sheets as at December 31, 2005 and 2004

Notes to the Financial Statements

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2007, there have been no significant changes in the Registrant’s operations.

Please refer to Item 4 for a discussion of the Company’s acquisition of the two internet information portal sites.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Not Applicable.

B.

Plan of Distribution

Not Applicable.

C.

Markets

The common shares of the Registrant are not listed on any stock exchange although it is the intention of management of the Registrant to seek a quotation of the Registrant’s common shares on the NASD’s Over the Counter Bulletin Board.  There will continue to be no market for the Registrant’s common stock in the United States until the Registrant’s common stock is quoted on the NASD’s Over the Counter Bulletin Board.  No assurance can be given that a market for the Registrant’s common stock will develop or that the stock will be quoted on the NASD’s Over the Counter Bulletin Board.

It is likely that shares of the Registrant’s common stock, assuming a market were to develop in the United States, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Registrant’s common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  We anticipate that our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

Nevada Agency & Trust Company, located at Suite 880, 50 West Liberty Street, Reno, Nevada  89501, will be the registrar and transfer agent for the Registrant’s common shares.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

Common Shares

The Registrant is authorized to issue 50,000,000 common shares without par value of which 12,020,000 are issued and outstanding as at December 31, 2007 and the date of this registration statement, as fully paid and non-assessable.

Shares Authorized and Issued	Authorized	Issued	Amount (US$)	Balance

Opening Balance as of Date of Incorporation	50,000,000
– September 27, 2005
Balance at December 31, 2005		6,070,000	$103,000	43,930,000
Balance at December 31, 2006		3,940,000	$59,650	39,990,000
Balance at March 23, 2007		260,000	$26,000	39,730,000
Balance at December 31, 2007		2,000,000	$1,000,000	37,980,000

Options

The Registrant has no stock options outstanding.

Share Purchase Warrants

The Registrant has no share purchase warrants outstanding.

B.

Memorandum and Articles of Association

The Registrant’s incorporation number is 678167.  The Registrant was incorporated on September 27, 2005 under the International Business Companies Act of the territory of the British Virgin Islands.

(1)

The general objects and powers of the Registrant as they are set out in section 4 of the Memorandum of Association are as follows:

(a)

To carry on the business of an investment company and for that purpose to acquire (by original subscription, contract, tender, purchase or exchange underwriting) and to hold, in the name of the Registrant or of any nominee, share stocks, debentures, debenture stocks, bonds, notes, obligations or securities and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(b)

To exercise and enforce all rights and powers conferred by or incident to the ownership of any such share stock obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Registrant of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultancy services for or in relation to any company in which the Registrant is interested upon such terms as may be thought fit.

(c)

To buy, own, hold, subdivide, lease, sell, rent, prepare building sites, construct, reconstruct, alter, improve, decorate, furnish, operate, maintain, reclaim or otherwise deal with and/or develop land and buildings and otherwise deal in real estate in all its branches, to make advances upon the security of land or houses or other property or any interest therein, and whether erected or in course of erection and whether on first mortgage or charge or subject to a prior mortgage or mortgage or charge or charges, and to develop land and building as may seem expedient but without prejudice to the generality of the foregoing.

(d)

To carry on the business of traders and merchants of any kinds, nature or description and the sale or rendering of related products and services and the employment of the necessary personnel therefore.

(e)

Without prejudice to the generality of the foregoing paragraphs:  to purchase, sell exchange, lease, manage, hold, trade, invest in all kinds of movable or immovable property, merchandise, commodities, effects, products, services of any kind, nature or description, to carry out any type of commercial or financial operation, to receive and/or pay royalties, commissions and other income or outgoings of any kind, to purchase, construct, charter, own, operate, manage, administer transport vessels of any kind and their appurtenances and related services and agencies; to sell or render related services and employ the necessary personnel therefore.

(f)

To buy, sell, underwrite, invest in, exchange or otherwise acquire, and to hold, manage, develop, deal with and turn to account any bonds, debentures, shares (whether fully paid or not), stock options, commodities, futures, forward contracts, notes or securities of governments, states municipalities, public authorities or public or private limited or unlimited companies in any part of the world, precious metals, gems, works of art and other articles of value and whether on a cash or margin basis and including short sales, and to lend money against the security of any of the aforementioned property.

(g)

To borrow or raise money by the issue of debentures, debenture stock (perpetual or terminable), bonds, mortgages, or any other securities founded or based upon all or any of the assets or property of the Registrant or without any such security and upon such terms as to priority or otherwise as the Registrant shall think fit.

(h)

To engage in any other business or businesses whatsoever, or in any act or activity, which are not prohibited under any law for the time being in force in the British Virgin Islands.

(i)

To do all such other things as are incidental to, or the Registrant may think conducive to, the attainment of all or any of the above objects.

(2)

Matters relating to Directors of the Registrant:

(i)

A director’s power to vote on a proposal, arrangement or contract in which in which the director is materially interested:

Article 55(c) of the Registrant Articles states:  “No director shall be disqualified by his office from contracting with the Registrant either as a vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Registrant in which any director shall be in any way interest be voided, or shall any director so contracting or being so interested be liable to account to the Registrant for any profit realized by any such contract or arrangement, by reason of such director holding that office or of the fiduciary relationship thereby established.  The nature of a director’s interest must be declared by him at the meeting of the directors at which the question of entering into the contract or arrangement is first taken into consideration, and if the director was not at the date of the meeting interested in the proposed contract or arrangement, or shall become interested in a contract or arrangement after it is made, he shall forthwith after becoming so interested, advise the Registrant in writing of the fact and nature of his interest.  A general notice to the directors by a director that he is a member of a specified firm or company, and is to be regarded as interested in any contract or transaction which may, after the date of notice, be made with such firm or company shall (if such director shall give the same at a meeting of the directors, or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the directors after it is given) be a sufficient declaration of interest in relation to such contract or transaction with such firm or company.  A director may be counted as one of a quorum upon a motion in respect of any contract or arrangement which he shall make with the Registrant, or in which he is so interested as aforesaid, and may vote upon such motion.”

(ii)

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Articles 51, 52 and 53 of the Registrant Articles establish the parameters for the payment of compensation to board members:

“51.

The Directors may, by resolution, fix the emolument of directors in respect of services rendered or to be rendered in any capacity to the Registrant.  The directors may also be paid such traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Registrant as shall be approved by resolution of the directors.

52.

Any director who, by request, goes or resides abroad for any purposes of the Registrant, or who performs services which in the opinion of the Board of Directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as shall be approved by resolution of the directors.

53.

The Registrant may pay to a director who at the request of the Registrant holds any office (including a directorship) in, or renders services to, any company in which the Registrant may be interested, such remuneration (whether by way of salary, commission, participation in profits or otherwise) in respect of such office or services as shall be approved by resolution of the directors).”

(iii)

Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Article 64 of the Registrant Articles establishes the borrowing powers exercisable by the directors as follows:

“64.

The directors may exercise all the powers of the Registrant to borrow money and to mortgage or charge its undertakings, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Registrant or of any third party.”

(iv)

Retirement or non-retirement of directors under an age limit.

The Registrant’s Articles contain no requirement for the retirement or non-retirement of directors under an age limit.

(v)

Number of shares, if any, required for qualification.

Article 49 of the Registrant’s Articles provides that a director does not require a share qualification.

(3)

Rights, preferences and restrictions attaching to each class of shares:

The Registrant has one class of common shares authorized and issued namely common shares without par value.

(i)

Dividend rights, including time limit after which dividend entitlement lapses.

Common shareholders are entitled to dividends as may be declared by the directors from time to time but no dividend shall be declared and paid out except if surplus and unless the directors determine that immediately after the payment of the dividend:

(a)

the Registrant will be able to satisfy its liabilities as they become due in the ordinary course of business; and

(b)

the realizable value of the assets of the Registrant will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.  All dividends unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Registrant.

(ii)

Voting Rights; staggered re-election intervals; cumulative voting.

Each of the Registrant’s common shares entitles the holder to one vote at any annual or special meeting of shareholders.  Directors stand for re-election annually.  The Registrant’s shareholders do not have cumulative voting.

(iii)

Rights to share in surplus in event of liquidation.

In the event of the Registrant’s liquidation, dissolution or winding up or other distribution of the Registrant’s assets, the holders of common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Registrant’s liabilities have been paid out.

(iv)

Other.

Holders of the Registrant’s common shares do not have rights to share in the profits of the Registrant.  There are no redemption or sinking fund provisions with respect to the Registrant’s common shares.  Common shareholders have no liability as to further capital calls by the Registrant.  There are no provisions discriminating against any existing or prospective holder of the Registrant’s common shares as a result of such shareholder owning a substantial number of the Registrant’s common shares.  Holders of the Registrant’s common shares do not have pre-emptive rights.

(4)

Actions necessary to change the rights of holders of the Registrant’s common stock:

In order to change the rights of holders of a class of the Registrant’s stock, a vote of at least three quarters of the issued and outstanding shares of that class is required.

(5)

Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

The directors may convene meetings of the members of the Registrant at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding more than 50% of the votes of the outstanding voting shares in the Registrant.

Seven days notice at the least specifying the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Registrant.

No business shall be transacted at any meeting unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum shall consist of the holder or holders present in person or by proxy of not less than one-third of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

At any meeting of members whether on a show of hands or on a poll every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder.

A resolution which has been notified to all members for the time being entitled to vote and which has been approved by a majority of the votes of those members in the form of one or more documents in writing or by telex, telegram, cable or other written electronic communication shall forthwith, without the need for any notice, become effectual as a resolution of the members.

(6)

Limitations on rights to own securities of the Registrant:

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Registrant which would be imposed by foreign law or by the charter or other constituent document of the Registrant.

(7)

Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant:

There are no provisions in the Registrant’s articles, charter or bylaws that would have the effect of delaying, deferring or preventing a change of control of the Registrant and which would operate only with respect to a merger, acquisition or corporate restructuring of the Registrant.

(8)

Provisions, if any, governing the ownership threshold above which shareholder ownership must be disclosed:

There are no provisions in the Registrant’s bylaws which require the disclosure of shareholder ownership above a particular threshold.

C.

Material Contracts

The Registrant has not yet entered into any material contracts.

D.

Exchange Controls

There are no foreign exchange controls in BVI and funds can be moved easily. There is no restriction in this regard.

E.

Taxation

International Business Companies established in BVI are exempt from the payment of Income Tax and Stamp Duty.

Non-residents of BVI are exempt from the income tax payable on dividends, interest, rents, royalties, compensations and other amounts which are paid to the person by the IBC.

There are no capital gains taxes, inheritance taxes and death duties.

Double Taxation Agreements between the United Kingdom and Japan and Switzerland extend to the British Virgin Islands but do not generally apply to IBC's.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

The financial statements for the period from inception of the Registrant to December 31, 2007 included in this Form 20-F have been audited by Peterson Sullivan PLLC of Suite 2300, 601 Union Street, Seattle, WA 98101 as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

The financial statements for Glen Etive Capital Limited for the years ended December 31, 2006 and 2005 included in this Form 20-F have been audited by French Duncan LLP, Chartered Accountants of 375 West George Street, Glasgow, G2 4LW as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.

Documents on Display

The documents concerning the Registrant which are referred to in this Form 20-F are either annexed hereto as exhibits (see Item 19) or may be inspected at the principal offices of the Registrant.

I.

Subsidiary Information

The Registrant has no subsidiaries.

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Registrant’s operations are subject to currency transaction risk.  Regarding currency transactional risk, the operating results and financial position of the Registrant and Company’s subsidiaries are reported in U.S. dollars in the Registrant’s consolidated financial statements.  The fluctuation of the U.S. dollar in relation to other currencies will therefore have an impact upon the profitability of the Registrant and may also affect the value of the Registrant’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Registrant’s functional currency is the U.S. dollar and its activities are predominantly executed using the U.S. dollar.  The Registrant incurs a relatively small portion of its expenses in U.S. dollars.  The Registrant has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Registrant currently has no short term or long term debt requiring interest payments.  As a result, the Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not Applicable.

B.

Warrants and Rights

Not Applicable.

C.

Other Securities

Not Applicable.

D.

American Depository Shares

Not Applicable.

PART II

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.

CONTROLS AND PROCEDURES

Not Applicable.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s audit committee financial expert is Mr. Brian Cole.  Mr. Cole is the company CFO.  Mr. Cole’s qualifications are set out in Item 6 of Part I of this Form 20-F.

Item 16B.

CODE OF ETHICS

Not Applicable.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

Item 17.

FINANCIAL STATEMENTS

The Registrant’s financial statements have been prepared on the basis of US GAAP.  Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2007 and 2006 reported on by Peterson Sullivan PLLC.

Auditor’s Report of Peterson Sullivan PLLC dated May 5, 2008

Balance Sheets as at December 31, 2007 and 2006

Statements of Operations for the years ended December 31, 2007 and 2006

Statement of Stockholders’ Equity for the years ended December 31, 2007 and 2006

Statements of Cash Flows for the years ended December 31, 2007 and 2006

Notes to the Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2006 and 2005 reported on by Peterson Sullivan PLLC.

Auditor’s Report of Peterson Sullivan PLLC dated February 12, 2007

Balance Sheets as at December 31, 2006 and 2005

Statements of Operations for the years ended December 31, 2006 and 2005 and for the period from September 27, 2005 (Date of Incorporation) to December 31, 2006

Statement of Stockholders’ Equity for the period from September 27, 2005 (Date of Incorporation) to December 31, 2006

Statements of Cash Flows for the years ended December 31, 2006 and 2005 and for the period from September 27, 2005 (Date of Incorporation) to December 31, 2006

Notes to the Financial Statements

Financial Statements of Glen Etive Capital Limited for the year ended December 31, 2006 reported on by French Duncan LLP, Chartered Accountants.

Directors’ Report of Mr. D Mooljee Damani dated April 24, 2008

Auditor’s Report of French Duncan LLP, Chartered Accountants dated April 24, 2008

Statements of Profit and Loss Account for the years ended December 31, 2006 and 2005

Balance Sheets as at December 31, 2006 and 2005

Notes to the Financial Statements

Financial Statements of Glen Etive Capital Limited for the year ended December 31, 2005 reported on by French Duncan LLP, Chartered Accountants.

Directors’ Report of Mr. D Mooljee Damani dated April 24, 2008

Auditor’s Report of French Duncan LLP, Chartered Accountants dated April 24, 2008

Statements of Profit and Loss Account for the years ended December 31, 2005 and 2004

Balance Sheets as at December 31, 2005 and 2004

Notes to the Financial Statements

PLAY LA INC.

Financial Statements

(Expressed in U.S. Dollars)

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Play LA Inc.

We have audited the accompanying balance sheets of Play LA Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Play LA Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred losses from operations and has an accumulated deficit at December 31, 2007.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plan regarding those matters is also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

May 5, 2008

PLAY LA INC.
BALANCE SHEETS
December 31, 2007 and 2006

(Expressed in U.S. Dollars)	2007	2006

ASSETS

Current Asset
Cash and Cash Equivalents	$386,867	$99,625
Accounts Receivable	52,957	-
Prepaid expenses	5,423	-
	445,247	99,625

Goodwill (Note 5)	156,912	-
Other Intangible Assets (Note 5)	176,264	-
Other Assets	438	438

Total Assets	$778,861	$100,063

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$47,760	$-
Short-term note, related party (Note 7)	-	10,916

Total Liabilities	47,760	10,916

Shareholders' Equity

Common stock, no par value; 50,000,000 shares authorized;
12,020,000 shares issued and outstanding (Note 6)
2006 - 10,010,000 shares	1,186,150	162,650

Accumulated deficit	(455,049)	(73,503)

Total Stockholders' Equity	731,101	89,147

Total Liabilities and Stockholders' equity	$778,861	$100,063

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2007 and 2006

(Expressed in U.S. Dollars)	2007	2006

Revenue
Advertising	$208,606	$-

Expenses
Amortization	59,104	-
Editorial fees	43,546	-
Professional fees	370,148	40,964
General and administrative	129,325	7,388
	602,123	48,352

Operating loss	(393,517)	(48,352)

Other Income
Interest income	11,971	3,090

Net loss	$(381,546)	$(45,262)

Net loss per common share (basic and fully
diluted)	$(0.03)	$(0.00)

Weighted average number of common shares
outstanding	11,438,384	9,549,575

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2007 and 2006

	Common Stock		Accumulated
(Expressed in U.S. Dollars)	Shares	Amount	Deficit	Total

Balance at December 31, 2005	6,070,000	$ 103,000	(28,241)	$74,759

Common stock issued	3,940,000	59,650	-	59,650
				-
Net loss for the year	-	-	(45,262)	(45,262)

Balance at December 31, 2006	10,010,000	162,650	(73,503)	89,147

Common stock issued at $0.10 per share in January	260,000	26,000	-	26,000

Common stock issued at $0.01 per share in January	1,000,000	10,000	-	10,000

Common stock issued at $0.50 per share in April	2,000,000	1,000,000	-	1,000,000

Re-purchase of common stock at $0.01 per share in January	(1,000,000)	(10,000)	-	(10,000)

Share cancellation at $0.01 per share in April	(250,000)	(2,500)	-	(2,500)

Net loss for the year	-	-	(381,546)	(381,546)

Balance at December 31, 2007	12,020,000	$ 1,186,150	$ (455,049)	$ 731,101

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006

(Expressed in U.S. Dollars)	2007	2006

Cash Flows from Operating Activities
Net loss	$(381,546)	$(45,262)
Adjustments to reconcile net cash flows from operating activities
Amortization	59,104	-
Changes in operating assets and liabilities
Accounts receivable	(52,957)	-
Prepaid expenses	(5,423)	-
Other assets	-	(438)
Accounts payable	47,760	(16,738)
Net cash flows used in operating activities	(333,062)	(62,438)

Cash Flows used in Investing activities
Addition to intangible assets	(392,280)	-
Net cash flows used in investing activities	(392,280)	-

Cash Flows from Financing Activities
Proceeds from short-term note, related party	-	10,916
Repayments on short-term note, related party	(10,916)	(16,503)
Proceeds from issuance of common stock, net	1,023,500	59,650
Net cash flows used in financial activities	1,012,584	54,063

Net change in cash	287,242	(8,375)

Cash and cash equivalents, beginning of period	99,625	108,000

Cash and cash equivalents, end of period	$386,867	$99,625

Supplemental disclosure of cash flow information:
Interest paid in cash	$-	$-
Income tax paid in cash	$-	$-

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.

Notes to the Financial Statements

December 31, 2007

Note 1 - Organization

Play LA Inc. ("the Company"), a Tortola, British Virgin Island holding company, was incorporated under the International Business Companies Act on September 27, 2005. The principal business of the Company was to identify and acquire businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators. Specifically, the Company’s roll-up strategy has focused primarily on the United Kingdom (“UK”), Western European and Latin American based online gaming content websites to create a comprehensive, customized, and responsive advertising network to service the advertising and promotional needs of online gaming operations. Substantially all of the Company's efforts have been directed towards raising capital and developing a corporate structure. Effective May 1st, 2007, the Company acquired two online advertising websites. These websites are the Company’s first acquisitions and comprise it’s current network. Advertising revenues are generated through these websites. Since the revenue generated is consistent, the Company is deemed to have emerged from the development stage as of the acquisition date.

The Company acquired the related assets of the websites “Betting Choice” and “Guide to Poker” from a private English body corporate, for a purchase price of 256,500 pounds Sterling ($515,256). Per the terms of the agreement, the company paid 181,500 pounds sterling in cash with the remaining balance to be paid in three equal installments over the following nine months. The websites are accounted for as a single unit as the marketing strategy of the Company treats the assets as being complimentary. In December 2007, the purchase price was reduced to 196,500 pound Sterling ($392,280) after final price adjustments based on certain criteria as provided for in the agreement. The purchase price was allocated to the fair value of the identifiable assets acquired as follows:

Source code	$ 19,614
URL	23,537
Web-site contents	78,456
Subscribers list	7,846
Client accounts	98,070
Trade name	7,845
Total amortizable intangible assets	235,368
Goodwill	156,912
Total amount paid	$ 392,280

Due to the significance of the website assets and the related revenue stream, the acquisition was accounted for as a business combination.  The balance sheet of the Company at April 30, 2007, just prior to the acquisition, was as follows:

Cash

$ 1,011,540

Prepaid expenses and other assets

        19,361

Accounts payable

        (1,208)

Equity

 (1,029,693)

$        -

Revenue and expenses generated from the websites have been included in these financial statements since May 1, 2007, the date of acquisition.  The following pro forma information presents the results of operations as though the acquisition had been completed as of January 1, 2006:

      2007

      2006

(Unaudited)

(Unaudited)

Revenue

$  294,056

$  264,300

Net loss

$ (420,096)

$ (182,052)

Loss per common share

$        0.04

$        0.02

Note 2 - Basis of Presentation - Going Concern Uncertainties

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate continuation of the Company as a going concern. However, the Company has limited operations and has sustained operating losses in recent years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has incurred losses from operations and has an accumulated deficit of $455,049 from inception (September 27, 2005) to December 31, 2007. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company believes that the cash on hand will be able to meet its on-going costs in the next 12 months. The Company may seek additional equity as necessary and it expects to raise funds through private or public equity investment in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all.

Note 3 - Significant Accounting Policies

(a) Principles of Accounting

These financial statements are stated in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company occasionally has cash deposits in excess of insured limits provided by the financial institutions. The Company places its cash and cash equivalents with high credit quality financial institutions.

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable agings and prior collection experience to estimate the ultimate realization of these receivables. At December 31st, 2007, management determined that no allowance was necessary. Two vendors comprise 24% of the accounts receivable balance at December 31, 2007.

(e) Intangible Assets

Intangible assets with indefinite lives are not amortized but rather are tested at least annually for impairment. Intangible assets with definite lives are amortized over their estimated useful life as follows:

Source code	2 years
URL	10 years
Web-site contents	5 years
Subscribers list	1 year
Client accounts	2 years
Trade name	2 years

(f) Goodwill

Goodwill arose upon the acquisition of the two websites in May 2007 and represents the excess of costs of acquisition over the fair value of the identifiable assets acquired. The company’s policy is to review the carrying value of goodwill on at least an annual basis and between annual tests if indicators of potential impairment exist and record any impairment at that time. At December 31st, 2007, management has determined that goodwill is not impaired.

(g) Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. As of December 31st, 2007, no impairment exists.

(h) Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term note - related party, approximate their carrying values since they are short term in nature and they are receivable or payable on demand.

Management is of the opinion that the Company is exposed to significant interest or credit risks arising from the bank-held assets. The Company is operating outside the United States of America and has significant exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollar.

(i) Comprehensive Income

The Company has adopted SFAS No. 130 “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

For the years ended December 31, 2007 and 2006, there are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by SFAS No. 130.

(j) Income Taxes

The company is registered in the British Virgin Islands and will not be conducting business in the United States.  It is therefore not subject to or liable for any United States income taxes. Currently there is no income tax in the British Virgin Islands.

(k) Revenue Recognition

The Company’s revenues for the year ended December 31, 2007 consisted of revenues from advertisement services. The company currently utilizes three types of advertising methods to generate revenue as follows: 1) flat rate paid advertising campaigns; 2) paid Sponsorship campaigns; and 3) Pay per Real Money player ( performance based) campaigns. The company enters into short term paid and sponsorship advertising contracts, for periods of one to three months.  The company collects the payments for flat rate and sponsorship campaigns in advance of running the campaigns and revenue is recognized ratably over the campaign period.  The Company collects the payments for Real Money player campaigns within 30 days after each month-end results.  Revenue is recognized for Real Money player campaigns when a contract has been signed, the fee is fixed and determinable, delivery of the service has occurred, and the collection is probable.

(l) Research and Development Costs

Research and development costs are expensed as incurred.

(m) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred advertising expenses of $4,070 (2006:$nil) for the year ended December 31, 2007.

(n) Net Loss per Share

Basic net loss per share (“EPS”) is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All EPS presented in the financial statements are basic EPS as defined by Statement of Financial Accounting Standards (“SFAS”) No. 128, "Earnings Per Share". There are no potentially dilutive securities outstanding. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

(o) Concentration of Credit Risk

The Company places its cash and cash equivalents with a high credit quality financial institution. The Company maintains United States Dollars, Pound Sterling and European Euro at a bank in the Caribbean that are not insured. Revenue is derived in geographic locations outside the United States. The advertising business in Europe accounts for all of the revenue of the Company to date.

(p) Foreign Currency Translations

The Company is located and operating outside of the United States of America. The functional currency of the Company is the U.S. Dollar. At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are re-measured by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(q) Related Parties

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(r) New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 160 will not have an impact on the Company.

Note 4 – Cash Equivalents

At December 31, 2007, the Company had a term deposit of $276,784 (December 31, 2006: $nil) maintained at a bank at an interest rate 3.8738% per annum maturing on January 7, 2008.

Note 5 – Intangible Assets

Intangible assets consist of the following:

Source code	$ 19,614
URL	23,537
Web-site contents	78,456
Subscribers list	7,846
Client accounts	98,070
Trade name	7,845
235,368
Less: accumulated amortization	(59,104)
176,264

The estimated amortization expense is as follows for each of the years ending December 31st:

2008 - $83,425

2009 - $38,966

2010 - $18,045

2011 - $18,045

2012 - $ 7,584

Thereafter - $10,199

Note 6 - Common Stock

During the year ended December 31, 2007, the Company repurchased and cancelled 1,250,000 of its common shares at $0.01 per share for $12,500, which had been initially issued at $0.01 per share, including 700,000 shares repurchased from two directors of the Company. The company also issued 1,000,000 common shares at $0.01 per share for $10,000, including 250,000 shares subscribed by a director, 260,000 common shares at $0.10 each for $26,000, including 140,000 shares subscribed by a director, and 2,000,000 common shares at $0.50 each for $1,000,000.

Note 7 - Related Party Transactions

During the year ended December 31, 2007, the Company paid rent of $1,800 (2006: $nil) for its office in Barbados to a company with a director in common.

During the year ended December 31, 2007, the Company repaid the short term note of $10,916 due to a company affiliated with a director.

During the year ended December 31, 2007, the Company repurchased and cancelled 700,000 of its common shares at $0.01 per share for $7,000, which had been initially issued at $0.01 per share to two directors of the Company.

During the year ended December 31, 2007, 140,000 common shares were subscribed by a director at $0.10 each for $14,000 and 250,000 common shares were subscribed by a director at $0.01 each.

All related party transactions are recorded at the exchange amount established and agreed to between related parties and are in the normal course of business.

Play LA Inc. and On a Roll Media Inc. are related parties.  The two companies do not share common officers or directors nor do they hold shares of the other.  However, Play LA is the primary client of On a Roll Media to an extent that Play LA significantly influences the operations of On a Roll Media preventing it from pursuing its own separate interests.  In February 2007, Play LA entered into a services agreement with On A Roll Media Inc. to have OAR supply website development, maintenance, content, translation, marketing and technical support services for Play LA Inc. During the year ended December 31st, 2007, Play LA Inc. paid On A Roll Media Inc. $333,973 for these services. These costs are included in Play LA's December 31st, 2007 year end financial statements as follows:

Editorial -$41,100
Professional fees - $237,800
General & Admin - $55,073

Total - $333,973

Note 8 – Subsequent Events

On January 11, 2008, the Company entered into a purchase agreement to acquire another website from the same UK Vendor it acquired its first two websites from. The purchase price was 10,000 pounds sterling, which the company paid in cash. The Company has not yet determined the allocation of the purchase price or the nature of any intangible assets that might arise, if any.

On February 18, 2008, the company renewed its services agreement with On A Roll Media Inc.  The initial On A Roll Media services agreement terminated on January 31, 2008, but has been renewed by a renewal agreement dated February 18, 2008.  Pursuant to the terms of the renewal agreement, On A Roll will also receive a monthly fee of $1,500 in addition to the hourly and commission fees under the original agreement.  The renewal agreement expires on February 17, 2010, unless terminated earlier by mutual agreement of the parties.

PLAY LA INC.

(A Development Stage Company)

Financial Statements

(Expressed in U.S. Dollars)

December 31, 2006 and 2005

C  O  N  T  E  N  T  S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

BALANCE SHEETS

STATEMENTS OF OPERATIONS

STATEMENTS OF STOCKHOLDERS’ EQUITY

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Play LA Inc.

We have audited the accompanying balance sheets of Play LA Inc. (a development stage company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2006, the period from September 27, 2005 (inception) through December 31, 2005, and for the cumulative period from September 27, 2005 (inception) through December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Play LA Inc. (a development stage company) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006, the period from September 27, 2005 (inception) through December 31, 2005, and for the cumulative period from September 27, 2005 (inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not commenced operations or generated revenue to date and has an accumulated deficit of $73,503 at December 31, 2006.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plan regarding those matters is also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

     February 12, 2007

PLAY LA INC.
(a development stage company)
BALANCE SHEETS
December 31, 2006 and 2005
	2006	2005
ASSETS
Current Asset
Cash	$ 99,625	$ 108,000

Other Assets	438	0
Total Assets	$ 100,063	$ 108,000
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$ -	$ 16,738
Short-term note, related party	10,916	16,503
Total current liabilities	10,916	33,241
Stockholders' Equity
Common stock, no par value; 50,000,000 shares authorized;
10,010,000 and 6,070,000 shares issued and outstanding at December 31, 2006 and 2005, respectively	162,650	103,000

Accumulated deficit	(73,503)	(28,241)

Total stockholders' equity	89,147	74,759
Total liabilities and stockholders' equity	$ 100,063	$ 108,000

See Notes to Financial Statements

PLAY LA INC.
(a development stage company)
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006 and for the period from September 27, 2005
(inception) through December 31, 2005 and 2006
			Cumulative
	2006	2005	Period
Revenue	$ -	$ -	$ -
Expenses
Professional fees	40,964	23,491	64,455
General and administrative	7,388	4,750	12,138
	48,352	28,241	76,593

Other Income (expense)
Interest income	3,090	-	3,090
Net loss	$ (45,262)	$ (28,241)	$ (73,503)
Net loss per common share (basic and fully diluted)	$ (0.00)	$ (0.04)
Weighted average number of common shares outstanding	9,549,575	666,979

See Notes to Financial Statements

PLAY LA INC.
(a development stage company)
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Period from September 27, 2005 (inception) through December 31, 2006

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total
Balance, September 27, 2005	-	$ -	$ -	$ -
Common stock issued, December	6,070,000	103,000	-	103,000

Net loss for the period			(28,241)	(28,241)

Balance, December 31, 2005	6,070,000	$ 103,000	$ (28,241)	$ 74,759
Common stock issued, January	3,940,000	59,650		59,650

Net loss for the year			(45,262)	(45,262)
Balance, December 31, 2006	10,010,000	$ 162,650	$ (73,503)	$ 89,147

See Notes to Financial Statements

PLAY LA INC.
(a development stage company)
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006 and for the Period from September 27, 2005
(inception) through December 31, 2005 and 2006

			Cumulative
	2006	2005	Period
Cash Flows from Operating Activities
Net loss	$ (45,262)	$ (28,241)	$ (73,503)
Adjustments to reconcile net loss to net cash flows from
operating activities
Changes in operating assets and liabilities
Other assets	(438)		(438)
Accounts payable and accrued expenses	(16,738)	16,738
Net cash flows used in operating activities	(62,438)	(11,503)	(73,941)
Cash Flows from Financing Activities
Proceeds from short-term note, related party	10,916	16,503	27,419
Payments on short-term note, related party	(16,503)		(16,503)
Proceeds from Issuance of common stock	59,650	103,000	162,650
Net cash flows from financing activities	54,063	119,503	173,566

Net change in cash	(8,375)	108,000	99,625
Cash, beginning of period	108,000	-	-

Cash, end of period	$ 99,625	$ 108,000	$ 99,625

See Notes to Financial Statements

PLAY LA INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies

Organization

Play LA Inc. ("the Company"), a Tortola, British Virgin Island holding company, was incorporated under the International Business Companies Act on September 27, 2005.  The principal business of the Company was to identify and evaluate businesses and assets relating to gaming in the Latin American region with a view of implementing a roll-up strategy to acquire a portfolio of leading gaming operators in Latin America.  The company is currently in the process of redefining its business model.  See Note 2.  Substantially all of the Company's efforts have been directed towards raising capital and developing a corporate structure.  Accordingly, for financial reporting purposes, the Company is considered to be in the development stage.

The Company's offices are currently provided on a rent free basis by an affiliated third party.  Due to limited Company operations, any facilities expenses are not material and have not been recognized in these financial statements.

Going Concern

As shown in the financial statements, the Company has not yet commenced operations, has not generated revenues to date and has a net accumulated deficit at December 31, 2006.  These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company will need additional working capital to continue pursuing gaming opportunities or to be successful in any future business activities and continue developing its business.  Therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective.  Management is presently engaged in seeking additional working capital.

The accompanying financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company fail in any of the above objectives and is unable to operate for the coming year.

Cash

Cash consists of cash held in a trust account and an offshore bank account.

Short-Term Note, Related Party

The note is due to a company of which the CEO is also an officer.  The note has no specified repayment terms, does not bear interest, and is unsecured.

PLAY LA INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Loss per Share

Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share takes into consideration common shares outstanding (computed under basic loss per share) and potentially dilutive securities.  There were no potentially dilutive equity instruments outstanding during 2005 or 2006.

Comprehensive Loss

There are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Income Taxes

The company is registered in the British Virgin Islands and will not be conducting business in the United States.  It is therefore not subject to or liable for any United States income taxes. Currently there is no income tax in the British Virgin Islands.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results may differ from those estimates.

Financial Instruments

The Company has the following financial instruments:  cash and short-term note, related party.  The carrying value of these financial instruments approximates the fair value due to the short-term nature.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes, (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is effective for financial statements as of January 1, 2007.  The Company has not yet determined the impact of applying FIN 48.

PLAY LA INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact of applying FAS 157.

Note 2.  Subsequent Events

Subsequent to December 31, 2006, the Company:

•

Paid in full the short term note, related party.

•

The company repurchased 1,000,000 of its common shares which had been initially issued at $0.01 per share.

•

The company issued those 1,000,000 common shares at $0.01 per share for $10,000 to one existing and two new subscribers.

•

The company issued to three new subscribers 120,000 shares of common stock for $12,000; and 140,000 shares of common stock for $14,000 to a director.

•

Adjusted the business model with concomitant organizational changes.  In particular, the principal business of the Company is now to identify and acquire businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators.  Specifically, the Company’s roll-up strategy will focus primarily on the United Kingdom (“UK”), Western European and Latin American based online gaming content websites to create a comprehensive, customized, and responsive advertising network to service the advertising and promotional needs of online gaming operations.  In addition, the Chief Financial Officer was replaced and newbanking accounts are being established. transferred.

Company Registration No. 4400092 (England and Wales)

GLEN ETIVE CAPITAL LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

FRENCH DUNCAN LLP
Chartered Accountants & Registered Auditor
375 West George Street
Glasgow
G2 4LW

GLEN ETIVE CAPITAL LIMITED

COMPANY INFORMATION

Directors	Mr D Mooljee Damani
Mr N Mooljee

Secretary	Avant-Garde Business Consultants

Company number	4400092

Registered office	Admirals Offices, Main Gate Road
The Historic Dockyard
Rochester
KENT
ME4 4TZ

Auditors	French Duncan LLP
375 West George Street
Glasgow
G2 4LW

Bankers	HSBC Bank Plc

GLEN ETIVE CAPITAL LIMITED

CONTENTS

Page

Directors' report	1 - 2

Independent auditors' report	3 - 4

Profit and loss account	5

Balance sheet	6

Notes to the financial statements	7 - 9

GLEN ETIVE CAPITAL LIMITED

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2006

The directors present their report and financial statements for the year ended 31 December 2006.

Principal activities

The principal activity of the company continued to be that of internet advertising and marketing. This activity is carried out on behalf of various clients The business generated revenue from search engine optimisation, consulting and operating websites targeting customers in the United Kingdom.  The income receivable was largely attributable to two websites owned by the Company and run in the United Kingdom. The scale of this business and the fast-moving internet advertising environment has resulted in there being no separation of the individual business streams or related expenditure.

Directors
The following directors have held office since 1 January 2006:

Mr D Mooljee Damani
Mr N Mooljee

Auditors
In accordance with section 385 of the Companies Act 1985, a resolution proposing that French Duncan LLP be reappointed as auditors of the company will be put to the Annual General Meeting.

GLEN ETIVE CAPITAL LIMITED

DIRECTORS' REPORT (CONTINUED)

FOR THE YEAR ENDED 31 DECEMBER 2006

Directors' responsibilities

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Statement of disclosure to auditors

So far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware. Additionally, the directors have taken all the necessary steps that they ought to have taken as directors in order to make themselves aware of all relevant audit information and to establish that the company's auditors are aware of that information.

Small Company Provisions
This report has been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies.

On behalf of the board

Mr D Mooljee Damani
Director
24 April 2008

GLEN ETIVE CAPITAL LIMITED

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF GLEN ETIVE CAPITAL LIMITED

We have audited the financial statements of Glen Etive Capital Limited for the year ended 31 December 2006 set out on pages 5 to 9. These financial statements have been prepared in accordance with the accounting policies set out therein and the requirements of the Financial Reporting Standard for Smaller Entities (effective January 2005).

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985.  We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities, of the state of the company's affairs as at 31 December 2006 and of its profit for the year then ended;

the financial statements have been properly prepared in accordance with the Companies Act 1985; and
the information given in the directors' report is consistent with the financial statements.

GLEN ETIVE CAPITAL LIMITED

INDEPENDENT AUDITORS' REPORT (CONTINUED)

TO THE SHAREHOLDERS OF GLEN ETIVE CAPITAL LIMITED

Emphasis of matter - Going concern

In forming our opinion on the financial statements, which is not qualified in this respect, we have considered the adequacy of the disclosure made in Note 1 to the financial statements concerning the company's ability to continue as a going concern. The company at 31 December 2006 had current liabilities which exceeded its total assets by £1,691 This condition along with the other matters explained in Note 1 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern. The financial statements do not include the adjustments that would result if the company was unable to continue as a going concern.

French Duncan LLP	24 April 2008

Chartered Accountants
Registered Auditor	375 West George Street
Glasgow
G2 4LW

GLEN ETIVE CAPITAL LIMITED

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2006

		2006	2005
	Notes	£	£

Turnover		209,357	231,234

Cost of sales		(112,713)	(136,765)
		───────	───────
Gross profit		96,644	94,469

Administrative expenses		(96,621)	(92,669)
Other operating income		660	-
		───────	───────
Operating profit	2	683	1,800

Profit on disposal of intangible assets		16,710	-
		───────	───────
Profit on ordinary activities before interest		17,393	1,800

Other interest receivable and similar income	3	262	191
		───────	───────
Profit on ordinary activities before taxation		17,655	1,991

Tax on profit on ordinary activities		(3,307)	-
		───────	───────
Profit for the year	9	14,348	1,991
		═══════	═══════

GLEN ETIVE CAPITAL LIMITED

BALANCE SHEET

AS AT 31 DECEMBER 2006

			2006		2005
	Notes	£	£	£	£

Fixed assets
Tangible assets	5		5,424		2,373

Current assets
Debtors	6	11,335		12,105
Cash at bank and in hand		44,293		15,435
		───────		───────
		55,628		27,540
Creditors: amounts falling due within one year	7	(62,743)		(45,952)
		───────		───────
Net current liabilities			(7,115)		(18,412)
			───────		───────
Total assets less current liabilities			(1,691)		(16,039)
			═══════		═══════

Capital and reserves
Called up share capital	8		100		100
Profit and loss account	9		(1,791)		(16,139)
			───────		───────
Shareholders' funds			(1,691)		(16,039)
			═══════		═══════

These financial statements have been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies and with the Financial Reporting Standard for Smaller Entities (effective January 2005).

Approved by the Board for issue on 24 April 2008

Mr D Mooljee Damani
Director

GLEN ETIVE CAPITAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

1	Accounting policies

1.1	Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with the Financial Reporting Standard for Smaller Entities (effective January 2005). The directors are of the opinion that preparation of these accounts in accordance with International Financial Reporting Standards would not lead to any material changes in the financial statements.

The company meets its day to day working capital requirements through the support of the directors.  On this basis, the directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of this support by the company's directors.

1.2	Turnover
Turnover represents amounts receivable for goods and services net of VAT and trade discounts.

1.3	Intangible fixed assets
Expenditure on intangible fixed assets - domain names - is written off in the year it is incurred.

1.4	Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

Office Furniture	20% straight line
Computer equipment	20% straight line

1.5	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

2	Operating profit	2006	2005
£	£
Operating profit is stated after charging:
Amortisation of intangible assets	2,798	6,729
Depreciation of tangible assets	1,924	930
Directors' emoluments	15,962	13,633
═══════	═══════

3	Investment income	2006	2005
£	£

Bank interest	262	191
═══════	═══════

GLEN ETIVE CAPITAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 31 DECEMBER 2006

4	Intangible fixed assets
			Domain names
			£
	Cost
	At 1 January 2006		9,374
	Additions		2,799
			───────
	At 31 December 2006		12,173
			───────
	Amortisation
	At 1 January 2006		9,374
	Charge for the year		2,799
			───────
	At 31 December 2006		12,173
			───────
	Net book value
	At 31 December 2006		-
			═══════
	At 31 December 2005		-
			═══════

5	Tangible fixed assets
		Office Furniture	Computer equipment	Total
		£	£	£
	Cost
	At 1 January 2006	1,655	2,993	4,648
	Additions	-	4,975	4,975
		───────	───────	───────
	At 31 December 2006	1,655	7,968	9,623
		───────	───────	───────
	Depreciation
	At 1 January 2006	418	1,857	2,275
	Charge for the year	273	1,651	1,924
		───────	───────	───────
	At 31 December 2006	691	3,508	4,199
		───────	───────	───────
	Net book value
	At 31 December 2006	964	4,460	5,424
		═══════	═══════	═══════
	At 31 December 2005	1,237	1,136	2,373
		═══════	═══════	═══════

GLEN ETIVE CAPITAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 31 DECEMBER 2006

6	Debtors	2006	2005
		£	£

	Trade debtors	11,335	12,105
		═══════	═══════

7	Creditors: amounts falling due within one year	2006	2005
		£	£

	Trade creditors	2,894	3,515
	Taxation and social security	5,418	1,200
	Other creditors	54,431	41,237
		───────	───────
		62,743	45,952
		═══════	═══════

8	Share capital	2006	2005
		£	£
	Authorised
	1,000 Ordinary of £1 each	1,000	1,000
		═══════	═══════

	Allotted, called up and fully paid
	100 Ordinary of £1 each	100	100
		═══════	═══════

9	Statement of movements on profit and loss account
		Profit and loss account
		£

	Balance at 1 January 2006	(16,139)
	Profit for the year	14,348
		───────
	Balance at 31 December 2006	(1,791)
		═══════

10	Control

	The ultimate controlling party and majority shareholder is Mr D Mooljee Damani.

Company Registration No. 4400092 (England and Wales)

GLEN ETIVE CAPITAL LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

FRENCH DUNCAN LLP
Chartered Accountants & Registered Auditor
375 West George Street
Glasgow
G2 4LW

GLEN ETIVE CAPITAL LIMITED

COMPANY INFORMATION

Directors	Mr D Mooljee Damani
Mr N Mooljee

Secretary	Avant-Garde Business Consultants

Company number	4400092

Registered office	Admirals Offices, Main Gate Road
The Historic Dockyard
Rochester
KENT
ME4 4TZ

Auditors	French Duncan LLP
375 West George Street
Glasgow
G2 4LW

Bankers	HSBC Bank Plc

GLEN ETIVE CAPITAL LIMITED

CONTENTS

Page

Directors' report	1

Independent auditors' report	2 – 3

Profit and loss account	4

Balance sheet	5

Notes to the financial statements	6 - 8

GLEN ETIVE CAPITAL LIMITED

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2005

The directors present their report and financial statements for the year ended 31 December 2005.

Principal activities

The principal activity of the company continued to be that of internet advertising and marketing. This activity is carried out on behalf of various clients The business generated revenue from search engine optimisation, consulting and operating websites targeting customers in the United Kingdom.  The income receivable was largely attributable to two websites owned by the company and run in the United Kingdom. The scale of this business and the fast-moving internet advertising environment has resulted in there being no separation of the individual business streams or related expenditure.

Directors
The following directors have held office since 1 January 2005:

Mr D Mooljee Damani
Mr N Mooljee

Auditors

French Duncan LLP were appointed auditors to the company in March 2008 and in accordance with section 385 of the Companies Act 1985, a resolution proposing that they be re-appointed will be put to the Annual General Meeting.

Directors' responsibilities

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Small Company Provisions
This report has been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies.

On behalf of the board

Mr D Mooljee Damani
Director
24 April 2008

GLEN ETIVE CAPITAL LIMITED

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF GLEN ETIVE CAPITAL LIMITED

We have audited the financial statements of Glen Etive Capital Limited for the year ended 31 December 2005 set out on pages 4 to 8. These financial statements have been prepared in accordance with the accounting policies set out therein and the requirements of the Financial Reporting Standard for Smaller Entities (effective January 2005).

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

As described in the Statement of Directors' Responsibilities the company’s directors are responsible for preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985.  We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the directors’ report and consider the implications for our report if we become aware of any apparent misstatements within it.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. However, the evidence available to us was limited because we were unable to obtain sufficient appropriate audit evidence in relation to the opening balances, due to an audit not being performed in the prior year.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

GLEN ETIVE CAPITAL LIMITED

INDEPENDENT AUDITORS' REPORT (CONTINUED)

TO THE SHAREHOLDERS OF GLEN ETIVE CAPITAL LIMITED

Qualified opinion arising from limitation in audit scope

Except for and adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning opening balances, in our opinion the financial statements give a true and fair view of the state of the company’s affairs as at 31 December 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

In relation only to the limitation on the scope of our work relating to opening balances, we have not obtained all the information and explanations that we considered necessary for the purposes of our audit.

Emphasis of matter - Going concern

In forming our opinion on the financial statements, which is not qualified in this respect, we have considered the adequacy of the disclosure made in Note 1 to the financial statements concerning the company's ability to continue as a going concern. The company at 31 December 2005 had current liabilities which exceeded its total assets by £16,039.  This condition along with the other matters explained in Note 1 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern. The financial statements do not include the adjustments that would result if the company was unable to continue as a going concern.

French Duncan LLP	24 April 2008

Chartered Accountants
Registered Auditor	375 West George Street
Glasgow
G2 4LW

GLEN ETIVE CAPITAL LIMITED

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2005

		2005	2004
	Notes	£	£

Turnover		231,234	191,367

Cost of sales		(136,765)	(90,646)
		───────	───────
Gross profit		94,469	100,721

Administrative expenses		(92,669)	(121,889)
		───────	───────
Operating profit/(loss)	2	1,800	(21,168)

Other interest receivable and similar income	3	191	167
		───────	───────
Profit/(loss) on ordinary activities before taxation		1,991	(21,001)

Tax on profit/(loss) on ordinary activities		-	-
		───────	───────
Profit/(loss) for the year	9	1,991	(21,001)
		═══════	═══════

GLEN ETIVE CAPITAL LIMITED

BALANCE SHEET

AS AT 31 DECEMBER 2005

			2005		2004
	Notes	£	£	£	£

Fixed assets
Intangible assets	4		-		6,232
Tangible assets	5		2,373		1,335
			───────		───────
			2,373		7,567
Current assets
Debtors	6	12,105		1,631
Cash at bank and in hand		15,435		7,926
		───────		───────
		27,540		9,557
Creditors: amounts falling due within one year	7	(45,952)		(35,154)
		───────		───────
Net current liabilities			(18,412)		(25,597)
			───────		───────
Total assets less current liabilities			(16,039)		(18,030)
			═══════		═══════

Capital and reserves
Called up share capital	8		100		100
Profit and loss account	9		(16,139)		(18,130)
			───────		───────
Shareholders' funds			(16,039)		(18,030)
			═══════		═══════

These financial statements have been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies and with the Financial Reporting Standard for Smaller Entities (effective January 2005).

Approved by the Board for issue on 24 April 2008

Mr D Mooljee Damani
Director

GLEN ETIVE CAPITAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

1	Accounting policies

1.1	Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with the Financial Reporting Standard for Smaller Entities (effective January 2005). The directors are of the opinion that preparation of these accounts in accordance with International Financial Reporting Standards would not lead to any material changes to the figures in the financial statements.

The company meets its day to day working capital requirements through the support of the directors.  On this basis, the directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of this support by the company's directors.

1.2	Turnover
Turnover represents amounts receivable for goods and services net of VAT and trade discounts.

1.3	Intangible fixed assets
Expenditure on intangible fixed assets - domain names - is written off in the year it is incurred.

1.4	Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

Office Furniture	20% straight line
Computer equipment	20% straight line

2	Operating profit/(loss)	2005	2004
£	£
Operating profit/(loss) is stated after charging:
Amortisation of intangible assets	6,729	-
Depreciation of tangible assets	930	2,244
Directors' emoluments	13,633	2,761
═══════	═══════

3	Investment income	2005	2004
£	£

Bank interest	191	167
═══════	═══════

GLEN ETIVE CAPITAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 31 DECEMBER 2005

4	Intangible fixed assets
			Domain names
			£
	Cost
	At 1 January 2005		8,877
	Additions		497
			───────
	At 31 December 2005		9,374
			───────
	Amortisation
	At 1 January 2005		2,645
	Charge for the year		6,729
			───────
	At 31 December 2005		9,374
			───────
	Net book value
	At 31 December 2005		-
			═══════
	At 31 December 2004		6,232
			═══════

The company changed its policy relating to intangible assets.  These were previously being amortised at 20% per annum.  This policy changed to reflect the estimated useful life of the assets to being fully written off in the year of acquisition.  The financial effect of this was to increase the charge through the profit and loss account by £4,854.

5	Tangible fixed assets
		Office Furniture	Computer equipment	Total
		£	£	£
	Cost
	At 1 January 2005	312	2,368	2,680
	Additions	1,343	625	1,968
		───────	───────	───────
	At 31 December 2005	1,655	2,993	4,648
		───────	───────	───────
	Depreciation
	At 1 January 2005	87	1,258	1,345
	Charge for the year	331	599	930
		───────	───────	───────
	At 31 December 2005	418	1,857	2,275
		───────	───────	───────
	Net book value
	At 31 December 2005	1,237	1,136	2,373
		═══════	═══════	═══════
	At 31 December 2004	225	1,110	1,335
		═══════	═══════	═══════

GLEN ETIVE CAPITAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 31 DECEMBER 2005

6	Debtors	2005	2004
		£	£

	Trade debtors	12,105	-
	Other debtors	-	1,631
		───────	───────
		12,105	1,631
		═══════	═══════

7	Creditors: amounts falling due within one year	2005	2004
		£	£

	Trade creditors	3,515	574
	Taxation and social security	1,200	760
	Other creditors	41,237	33,820
		───────	───────
		45,952	35,154
		═══════	═══════

8	Share capital	2005	2004
		£	£
	Authorised
	1,000 Ordinary of £1 each	1,000	1,000
		═══════	═══════

	Allotted, called up and fully paid
	100 Ordinary of £1 each	100	100
		═══════	═══════

9	Statement of movements on profit and loss account
		Profit and loss account
		£

	Balance at 1 January 2005	(18,130)
	Profit for the year	1,991
		───────
	Balance at 31 December 2005	(16,139)
		═══════

10	Control

	The ultimate controlling party and majority shareholder is Mr D Mooljee Damani.

Item 18.

FINANCIAL STATEMENTS

The Registrant has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.1*

Articles of Incorporation and Certificate of Change of Name (Incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on March 27, 2007)

4.1*

Technical Services Agreement (Incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on August 24, 2007)

4.2*

Purchase Agreement (Incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on August 24, 2007)

4.3*

Purchase Agreement dated January 11, 2008 between Play LA Inc. and Glen Etive Capital Limited (Incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 1, 2007)

4.4*

Service Renewal Agreement dated February 18th, 2008 (Incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 1, 2007)

15.1

Consent of Auditor

31.1*

Section 302 Certification of C.E.O. (Incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on March 27, 2007)

31.2*

Section 302 Certification of C.F.O. (Incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on March 27, 2007)

32*

Section 906 Certification (Incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on March 27, 2007)

*

Previously filed

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated:

July 22, 2008

Per:

/s/ David Hallonquist

David Hallonquist,

President and Chief Executive Officer

Per:

/s/ Brian Cole

Brian Cole,

Chief Financial Officer